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02030569

REGISTRANT'S NAME Santos

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APR 16 2002

THOMSON FINANCIAL

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FILE NO. 82- 34

FISCAL YEAR 12-31-01

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ERRATUM

Page 19

Table - Proved and Probable Reserves (Santos share)

PROVED AND PROBABLE RESERVES (SANTOS SHARE)

Area	Sales Gas and Ethane PJ	Oil mmbbl	Condensate mmbbl	LPG '000 tonnes
Cooper Basin	1739	26.5	24.0	2784
Onshore Northern Territory	173	3.2	1.0	0
Offshore Northern Territory	321	1.4	26.0	1400
Eastern Queensland	270	1.2	0.0	43
Southern Australia	133	0.0	2.0	152
Carnarvon Basin	297	52.0	9.0	0
PNG	0	2.3	0.0	0
Indonesia	142	0.0	0.0	0
Santos USA	67	1.3	0.0	0
Total	**3142**	**87.9**	**62.0**	**4379**

Santos

RISING TO THE CHALLENGE

ANNUAL REPORT 2001



CONTENTS

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SANTOS LTD ABN 80 007 550 923

NOTICE OF MEETING

The Annual General Meeting of Santos Ltd will be held in the Auditorium at The Adelaide Town Hall Function Centre, 128 King William Street, Adelaide, South Australia on Tuesday, 16 April 2002 at 11.00 a.m.

FINAL DIVIDEND

The 2001 final ordinary dividend will be paid on 2 April 2002 to shareholders registered in the books of the Company at the close of business on 8 March 2002 in respect of fully paid shares held at record date.

SHAREHOLDERS' ENQUIRIES

Enquiries from shareholders and other interested people should be directed to:

Investor Relations, Santos Ltd, Santos House, Level 29, 91 King William Street, Adelaide, South Australia 5000

Telephone (08) 8218 5111

Email: investor.relations@santos.com

Santos website: www.santos.com

Share Registrar, Santos Ltd, Santos House, Level 29, 91 King William Street, Adelaide, South Australia 5000

Telephone (08) 8218 5111

Email: share.register@santos.com

DIRECTORS

S Gerlach (Chairman), J C Ellice-Flint (Managing Director), P C Barnett, F J Conroy, G W McGregor, M A O'Leary, J Sloan, I E Webber

SECRETARY

M G Roberts

OUR STRATEGIC VISION



"TO BE RECOGNISED BY STAKEHOLDERS AND PEERS AS BEING WITHIN THE TOP QUARTILE OF THE WORLD'S OIL AND GAS COMPANIES"
CREATE GROWTH THROUGH NEW DOMESTIC AND INTERNATIONAL OPPORTUNITIES
STRONG CASH FLOW GROWTH AND RESERVE REPLACEMENT
STRATEGIC COST LEADER IN FIELD, INFRASTRUCTURE AND NEAR FIELD OPERATIONS
DISCIPLINED PORTFOLIO MANAGEMENT DELIVERING SUPERIOR RETURNS



CHAIRMAN'S REVIEW

A year of strong performance and significant change. Chairman Stephen Gerlach reports to shareholders.

Dear Shareholder,

In this, my first report to shareholders, I am pleased to say that, not only did Santos perform strongly again in 2001, but also the transformation of the Company is well underway.

Net operating profit after tax was $446 million, the second highest profit in the Company's history.

Santos produced 55.7 million barrels of oil equivalent (boe), close to the record 2000 production of 56 million boe.

As in 2000, the result benefited from the high level of oil prices that prevailed through the first nine months of the year but also reflected the close-to-record production.

Importantly, 2001 was also a year of major change for the Company, laying the foundations for future growth.

The vision of the Board and management is for Santos to be Australia's leading energy company and within the top quartile of the world's oil and gas companies.

This is an ambitious target.

Much work has to be done by our Managing Director, John Ellice-Flint, and his management team to prepare Santos to meet this goal, which has included a number of key, new internationally qualified management appointments. Whilst the challenges have to be successfully met, the Board has confidence that John Ellice-Flint and his team will succeed in their endeavours and have laid the foundation for that success.

The Company performed well in terms of the returns provided to shareholders during the year. The total return to shareholders, from capital growth plus dividends was 10%, outperforming the S&P Australian Energy Index.

"SANTOS HAS A CLEAR STRATEGY TO DELIVER GROWTH AND TOP QUARTILE RETURNS."

Including the dividend component of the share buy-back, the return to shareholders was 14%.

Directors have declared a final ordinary dividend for 2001 of 15 cents per share fully franked. The total ordinary dividend for 2001 is 30 cents per share fully franked.

The share buy-back undertaken during the year, distributed $250 million to shareholders, including $143 million (or 23 cents per share) of fully franked dividends.

The buy-back was undertaken in tandem with the issue of $350 million of reset convertible preference shares. These initiatives were undertaken as part of the Company's capital management strategy. Both were substantially oversubscribed highlighting their value to Santos shareholders.

The Board places a high priority on workplace safety. It is disappointing that Santos suffered a serious accident at the Moomba plant in June and tragically an employee's life was lost. Santos' Board and management continue to strive for the highest standard of occupational health and safety and the lessons learnt from this incident are being applied as part of the Company's commitment to achieving a work environment free of injury.

Santos is subject to South Australian legislation that restricts any one Santos shareholder from having more than a 15% shareholding. In 2000, the State Government announced that it was reviewing this restriction, but in July 2001 announced that it did not intend to make any change. The Government stated that the decision reflected the importance to South Australia of gas supplied from the Cooper Basin. Santos has consistently expressed the view that the restriction is not in the long-term interests of Santos shareholders. The Board and Company are, and have been acting, on the assumption that sooner or later the limit will be removed.

During 2001, there were two important changes in Board membership. Mr John Uhrig retired as Chairman following the Annual General Meeting, after nine years on the Board and seven years as Chairman. During his tenure as a Board member, and Chairman, Santos' production increased by over 60% and its market capitalisation increased by over $2 billion. I should like to pay tribute to John Uhrig for the significant contribution he made to the success of the Company.

In July, Mr John McArdle, an Executive Director, retired from the Board. Over a 35 year career with Santos and its joint venturers, John played an important role in the development of the Cooper Basin and the Australian oil and gas industry, in recognition of which he was awarded the inaugural Reg Sprigg medal by the industry in 1995.

During 2001 a review of the role of the Board and its composition was undertaken in light of the Company's strategic review, a process which, will in future, be undertaken on a regular basis. As a consequence of the review the Board is currently considering the desirability of making further additional appointments.

On behalf of the Board, I should like to thank all of Santos' employees for their dedication and commitment throughout the year.

The Board has great confidence in the future of the Company and I thank all shareholders for their support throughout the year.

Finally, I acknowledge the support I have received from my fellow Directors.

STEPHEN GERLACH Chairman

13 February 2002



MANAGING DIRECTOR'S REVIEW

Looking Ahead: The Opportunities For Australia

Before I review Santos' achievements in 2001, I would like to look at the big picture in energy terms; the substantial natural gas resources on our doorstep and what this could mean for Australia.

Australia and its near neighbours could be in the right place at the right time. I say this because of the wonderful opportunity we have to become a major world supplier of natural gas.

There are two reasons for saying this. One is the growth in global demand for gas and its attractiveness as a clean and ready source of energy. The other is the vast gas resources which Australia, East Timor and Papua New Guinea possess. This is an opportunity for Santos as well because of our already significant interests in the region.

THE GLOBAL PICTURE

As someone back in Australia after many years in the industry in other parts of the world, I am excited by the prospects which these resources represent.

Drawing the picture in global terms is really quite simple. Australia has the potential to be a major player in the world gas industry. We have abundant natural gas at over 100 years' supply and even more if we also count the gas resources in neighbouring Timor and Papua New Guinea. This is enough for the Secretary General of OPEC to recognise the important role that Australia has to play in the ongoing development of the global gas market.

BRIGHT OUTLOOK FOR GAS

Gas used to be second prize when explorers were searching for oil, but now it is a valuable commodity in its own right. The United States Energy Information Administration expects the use of natural gas globally to almost double from 84 trillion cubic feet (TCF) a year in 1999 to 162 TCF in 2020.

The International Energy Agency (IEA) expects rising demand and expanding transportation networks (through both pipelines and shipping) to intensify market integration at the regional and global level. International trade in gas has been growing quickly. According to BP, around 22% of gas used globally now crosses an international border, up from 15% as recently as 1990. This is good news for a country like Australia because it means gas can be increasingly transported to end-markets.

Exploiting the world's gas resources will require massive investment in production facilities and infrastructure. The IEA believes that, as costs rise, higher wellhead prices will probably be needed to elicit the necessary investment in supply infrastructure. However, even with higher prices, gas will still be a cheap, efficient and attractive source of energy.

OPPORTUNITIES FOR AUSTRALIA

We have a rich endowment of gas and, according to the Australian Gas Association, Australian natural gas prices are among the lowest of the OECD countries (and lower than in many non-OECD countries too).

The question for Australia and our neighbours is: How can we get as much benefit as possible from the opportunities that the global scenario represents?

I see the opportunities as falling into two groups: expanding our exports of LNG and further development of domestic markets.

NORTHERN AUSTRALIA

A significant share of Australia's undeveloped gas lies in the Timor Sea/Timor Gap area. This is a great location for a second Australian LNG project. It has over 20 TCF of gas spread across four fields. This is sufficient to underpin a world-class LNG project, which could benefit both Australia and East Timor, as well as promoting gas-based industrial development in the Northern Territory. There are currently two proposals on the table for Timor Sea LNG, one for an offshore development and the other for a Darwin-based LNG facility.

While Santos is not the major player in the Timor Sea, we do have total interests of around four TCF. This is more than twice our Proved and Probable gas reserves onshore Australia. Our Timor Sea interests are spread across three of the four major fields and our interest comprises about 20% of the combined total gas resource. We are committed to all developments that add value for our shareholders and believe the most beneficial outcome will be for all the companies and governments concerned to bring about a coordinated development.

PAPUA NEW GUINEA AND QUEENSLAND

On the other side of Australia, the huge quantities of gas in Papua New Guinea provide tremendous opportunities to add value to Queensland resources, with benefits for both PNG and Australia. The Hides field alone has over five TCF of gas and part of this gas, together with gas from existing oil fields, is targeted for the proposed PNG-Queensland gas project.

PNG gas provides a significant opportunity to further boost Queensland development. The challenge is to use this gas to create new value adding industries which in turn provides employment opportunities.

Santos has already pioneered the use of gas for major resource projects in Queensland. Since 1998 we have been providing Cooper Basin gas to the Mt Isa region, reducing energy costs for MIM and facilitating development of WMC's world-class Duchess Phosphate Project.

Santos has an interest in Hides of over one TCF. Development of these reserves also has significant potential to add value for shareholders.

RAISING OUR SIGHTS

Development of both Timor Sea and PNG gas would be good for the countries and customers involved, as well as for the companies and their shareholders.

Both are big projects by world standards. They need certainty and a reasonable regulatory and fiscal regime.

In particular, substantial infrastructure development is necessary but this is a challenge in Australia for high risk pipeline projects which require entrepreneurial rates of return. The prize for successful development, however, is substantial whether measured in terms of reward, living standards, economic benefit or industrial progress. The cooperative development of these resources is a great opportunity for Australia and its neighbours and one which can be to everyone's advantage.

Santos supports both of these projects. We are already Australia's largest gas producer in terms of our equity interests and we have substantial gas resources in northern Australia and PNG.

Our focus and priorities today have changed. In the past, Santos has been seen more as a vigorous defender of its existing onshore interests rather than as a force for developing the market as a whole. However, this is no longer appropriate. While maximising the value of our existing interests continues to be important, Santos gas interests are considerably more diversified than they were and this is apparent in the changes made to our Company over the past year.

The global environment is good for the development of the substantial gas resources on our doorstep and Santos is raising its sights accordingly.

2001: Laying The Foundations For Future Growth

In 2001 we took the first steps towards transforming Santos into a top quartile oil and gas company.

- The Company's strategy was released and is now owned by our employees.
- We reorganised the Company in line with the major profit drivers.
- A number of experienced *executives were appointed to* senior positions, both external and internal appointments.
- A business improvement program was launched.
- A portion of the Company's franking credits was distributed to shareholders.

At the same time, through active capital management we delivered a strong profit and operating result.

Earnings were more than twice those of any year before 2000 and production was close to the record level achieved in 2000.

Gas and ethane production reached a new record of 219 PJ. In 2002, Santos remained Australia's largest domestic gas producer.

Return on Average Equity (ROAE) was 17.7% and Return on Average Capital Employed (ROACE) 14.1%. These are key indicators for the Company and the results in 2001 continued the strong performance achieved in 2000.

"MEASURING AND HAVING CONFIDENCE IN ALL THE COMPONENTS OF OUR RESERVE BASE IS A FUNDAMENTAL PART OF THE COMPANY'S STRATEGY AND A CORNERSTONE OF PERFORMANCE MANAGEMENT."

Notwithstanding the progress made, there is still more to do. While the Company has substantial growth potential, this needs to be translated into specific growth prospects. Internally much remains to be done in increasing productivity, reducing costs and streamlining processes.

Exploration improved during the year. We discovered 67 million boe of resource potential, twice the level achieved in 2000. The Oyong Indonesian oil and gas discovery was Santos' first operated international discovery for over a decade. This discovery was quickly followed by Henderson in the USA. Other discoveries include the Corowa oil discovery in the Carnarvon Basin and the Wellington and Crowsnest new-play stratigraphic trap gas discoveries in the Cooper Basin.

Good progress was also made on development opportunities. Legendre oil production facilities were completed, significant progress was made on the Bayu Undan liquids project and the focus continued on maximising production from the Cooper Basin.

The progress made in the United States was also a highlight of the year. The management team was rebuilt, the portfolio of assets was highgraded, there were a number of exploration successes and daily production at year end was three times that at the start.

RESERVES REVIEW

During 2001, Santos announced a review of its reserves. This was a significant task, involving over 460 fields. The review resulted in a reduction of 169 million boe of Proved plus Probable reserves, approximately three quarters of which were reclassified as Possible reserves or Contingent Resources. Possible reserves increased by 169 million boe as a result of the review. At the end of 2001 Santos had 316 million boe of Proved (1P) reserves, 724 million boe of Proved and Probable (2P) reserves, 1,478 million boe of Proved, Probable and

Possible (3P) reserves and 1,190 million boe of Contingent Resources.

The Company now has a rigorously defined reserve base which, for the first time, is in general compliance with international reporting standards. While the review led to a reduction in 2P reserves, Santos has substantial 3P reserves that include over 3,700 PJ of Cooper Basin gas. Commercialisation of gas reserves in fields such as Hides or the Northern Australian gas fields would also have a significant positive impact on reserves.

YEAR OF TRANSFORMATION

2001 was a year of transformation for Santos. This has involved setting the strategy, defining the business structure, selecting the people to lead the organisation and establishing the right processes.

SETTING THE STRATEGY

In 2001 the Company undertook a strategic review which established key operational and financial benchmarks for top quartile performance for oil and gas companies. This is the report card upon which the Company will be judged. To deliver top quartile shareholder returns the Company must achieve or better the benchmark targets.

FINANCIAL BENCHMARKS (Through the oil price cycle)	
Total Shareholder Returns	>14%
Cash Flow Growth	>10%
Earnings per Share	>10%
OPERATIONAL BENCHMARKS	
Production Growth	5%-8%
Finding Costs	<US$1.25 boe
Finding and Development	<US$5.50 boe
Reserve Replacement	>150%

These are tough targets and the financial metrics must be judged through the oil cycle as oil prices can significantly affect results in any individual year. Operational targets are also volatile from year to year and must be assessed over time.

To achieve these targets Santos is focussing on the following seven areas:

1. RESERVOIR AND PRODUCTION OPTIMISATION

Reservoir and production optimisation aims to increase returns from existing producing fields. The major focus is on maximising the value of the Cooper Basin which is Santos' major operated asset.

A number of production optimisation initiatives were tested and introduced in 2001 to allow Santos to develop gas and oil more quickly and at a lower cost. In 2001, in the Cooper Basin, 25 TJ per day of gross gas capacity was added for 30-50% of the cost of conventional gas development projects. In 2002, we will continue with these initiatives and are targeting 40 TJ per day of gross gas capacity additions with similar cost savings.

2. EXPLORATION

Santos aims to lift exploration performance through a balanced portfolio approach. Our 2002 portfolio includes material prospects appropriate for a company producing around 56 million boe per annum.

This requires a shift from low risk to moderate and higher risk/reward prospects. We have already seen some success in 2001 with encouraging Santos-operated oil and gas discoveries.

3. ACQUISITIONS

Santos will maintain an active program of acquisitions to supplement reserve additions from exploration, reservoir optimisation and gas commercialisation. Acquisitions must provide volume-adding barrels to reserves, production and/or make strategic sense. During the year Santos made two acquisitions that met these requirements. Santos acquired Natural Gas Australia, through which the Company acquired a 40% interest in the Evans Shoal gas field in the Timor Sea. This now gives Santos interests in three out of the four major fields in the area. Santos also increased its interest in the Runnells gas field in the Texas Gulf Coast in the United States. This delivered production, earnings and exploration potential.

4. GAS COMMERCIALISATION

Gas commercialisation is a key component of Santos' strategy. Santos achieved another record level of gas production in 2001. Santos has over 1,750 PJ of Proved and Probable gas (net to Santos) available for new contracts over and above gas dedicated to covering existing contracts. It also has approximately six TCF (or one billion boe) of gas classified as Contingent Resources, much of which is capable of being contracted, located in Northern Australia, Papua New Guinea and Southern Australia. Commercialisation of any of the major fields currently classified as Contingent Resources would have a material positive impact on Santos reserves.

Discussions are also continuing with a number of potential customers for Cooper Basin gas.

There are also developments in gas commercialisation in Eastern Queensland. Gas production from the Scotia field in Eastern Queensland is due to commence in April 2002. This is two months ahead of schedule.

Progress was achieved during the year on possible development of gas in the Bayu Undan field in the Timor Gap and on the PNG Gas Project.

5. OPERATIONAL EXCELLENCE

Operational excellence focuses on costs, people, information technology, safety and environment.

Santos aims to achieve capital and operating cost reductions of at least $50 million per annum on a like-for-like basis by the end of 2003. The new management structure is geared to achieve this and key executives have been appointed to drive the focus on productivity.

MEASURING BUSINESS PERFORMANCE

The new Santos organisational structure has been built around the strategic drivers of Volume, Growth and Service Quality/Cost. Why choose these metrics to define the Company structure?

The fundamentals of the oil and gas business are relatively simple: returns come from optimising volumes, maximising margins and finding new avenues for growth.

One of the features of the commodity business is the limited extent to which companies can control the price of the products they sell. With oil, price is determined by the market and fluctuates according to many variables. With gas, companies can influence price through negotiation with customers, but many other supply/demand factors come into play.

Santos does, however, have control over the other key metrics driving margins – volume, costs, growth – and, for this reason, the Company has been structured to help provide a clear focus on what is ultimately important to shareholders.

6. PEOPLE, ENVIRONMENT AND THE COMMUNITY

Santos also recognises that top quartile financial performance is underpinned by a quality workforce and social and environmental best practice. Employees are Santos' most important asset and the Company considers that providing a safe and challenging work environment is paramount. Santos is building a culture that rewards performance and encourages the contribution and ideas of both individuals and teams.

Successfully managing the natural environment is a key goal for Santos and the Company adheres to the principle that investing in preventative rather than remedial strategies is the best approach. The Company is also striving to upgrade its environmental reporting.

In January 2001 Santos signed a draft Indigenous Land Use Agreement (ILUA) with the Wangkumarra people in South-west Queensland. The ILUA covered certain pipeline route approvals and provides for the protection of indigenous cultural heritage, employment, an education trust and support for community structures.

7. TECHNOLOGY

The identification and application of appropriate technology is also a key part of Santos' future growth strategy. Priorities include information systems, data acquisition and management, drilling and other appropriate hydrocarbon exploitation technologies. Santos is now executing an upgrade of information systems at a cost of $31 million to streamline the core business processes and improve management information systems. This will enable us to make better, faster decisions.

DEFINING THE STRUCTURE

Santos has been reorganised in line with the new strategy.

Previously, Santos was structured around a decentralised Business Unit model, which served the Company well at the time. Each Business Unit contained all the operational and functional resources to enable it to operate quite independently. In many ways, the structure resembled a group of mini oil and gas companies under a holding company, competing with each other for business opportunities and for capital allocations from the corporate office.

In light of the strategy review, a new structure has been developed to better reflect the new strategic themes.

Santos has reorganised around three major streams of activity – Volume, Growth and Service Quality/Cost.

The volume stream contains the business groups and functional teams principally concerned with optimising production from existing areas of operation. The major production area for Santos is the Cooper and Eromanga Basins in central Australia. Previously operated by two Business Units, this area has now been combined into one new Central Australia Business Unit, better reflecting the geology and allowing greater focus on our customers.

The volume stream also contains two other new Business Units – Western Australia, focused on increasing production from the Company's offshore Western Australian oil and gas opportunities and Northern Australia, structured for Santos to increase its production in the fast-growing energy markets of Queensland and the Northern Territory.

The growth stream contains those businesses and resources principally concerned with increasing the Company's reserve base. This can be achieved through successful exploration activities, acquisitions and commercialisation of gas resources. As the growth businesses successfully develop and produce, they become important production or volume businesses in the future.

ESTABLISHING THE RIGHT PROCESSES

The new organisational structure also reflects the need to simplify processes, improve service quality and increase productivity by taking unnecessary work out of the system. The Service Quality/Costs stream was created to drive efficiencies in the way support activities are operated.

This stream combines all the services that are shared across the volume and growth businesses, such as Accounting, Human Resources and Information Systems and will deliver those services in an efficient and low-cost manner and, importantly, with consistent standards.

Developing a shared services approach to providing internal business services is a particularly important initiative. Historically, each Business Unit had its own support services. Safety, Environment, Accounting, Human Resources, Information Systems, Supply, Corporate and Government Affairs and Drilling will in the future, all be provided on a shared basis. Improved information systems and business process re-engineering are also important components of establishing the right processes.

SELECTING THE PEOPLE

The final but arguably most important part of transforming Santos, has been to select leaders for the new organisation. This process has now largely been completed, with an appropriate mix of external and internal appointments. The new organisation chart and senior management team are listed on page 29.

CONCLUSION

2001 has been a year of transformation for Santos. Operational performance has been maintained while substantial changes have been occurring.

In last year's Report I outlined my immediate priorities for Santos: to review the Company's strategy, improve the culture and performance and create value adding external relationships.

We now have a clear strategy, a new management team, a new organisation and a rigorously defined reserves base. We have increased our external focus and intend to continue to build stronger and more effective relationships with our partners, suppliers, customers and governments.

The challenge has been set and we are rising to meet it.

In 2002 our target is to increase production by around 3% from existing assets and to make substantial progress in the creation and capture of a strong growth portfolio.

The financial results for 2002 will, of course, be heavily dependent on oil prices and exchange rates.

We are planning an exploration and appraisal program of approximately $160 million ($151 million in 2001) with exposure to around twice the level of mean resources discovered in 2001. If successful, this will make a significant contribution towards reserve replacement.

Record development expenditure of around $560 million is also planned, including spending of approximately $160 million on the Bayu Undan liquids project, one of the Company's major growth projects. This is a substantial investment in future growth.

I should like to thank all of Santos' employees for their enthusiasm and contributions during what has been a very busy year. I should also like to acknowledge the support of our joint venturers, suppliers and customers.

During the year we lost a valued employee and friend, Mr Colin Sutton, as a result of an accident at Moomba.

On behalf of the Board and all employees I would like to record our condolences to his wife Christine and children Christopher, Emma and Lisa.

I am confident that through a continued focus on the execution of our strategic plan and the ability of our people we will achieve continued growth and deliver increased value to our shareholders.

JOHN C ELLICE-FLINT Managing Director

13 February 2002

OPERATIONS
BUSINESS UNIT

		GENERAL MANAGER	BUSINESS UNIT DESCRIPTION
CENTRAL AUSTRALIA CBU		Jon Young	Central Australia Business Unit manages Santos' interests and Joint Ventures in the Cooper/Eromanga Basins in Central Australia. CBU also operates Port Bonython which processes crude, condensate and LPG for domestic and export sales.
NORTHERN AUSTRALIA NBU		Rod Rayner	Northern Australia Business Unit manages Santos' exploration and production interests in Queensland (other than Cooper/Eromanga Basin), Northern Territory and Timor Gap.
WESTERN AUSTRALIA WBU		Paul Moore	Western Australia Business Unit manages Santos' interests in the Perth, Carnarvon, Browse and Timor Sea Basins.
SOUTHERN AUSTRALIA SBU		Rick Wilkinson	Southern Australia Business Unit manages Santos' interests in Victoria and Tasmania.
SOUTH EAST ASIA SEABU		Bob Hall	South East Asia Business Unit is responsible for managing Santos' interests in Papua New Guinea and Indonesia.
USA SUSAC		Kathy Hogenson	Santos USA Corp manages Santos' interests in Northern America.

RESPONSIBLE EXECUTIVES	2002 STRATEGIES & PRIORITIES		2001 PERFORMANCE	
Jon Young joined Santos in 2000 as General Manager South Australia Business Unit, after approximately 20 years of experience with Mobil Corporation.	▸ Optimise exploitation of Cooper Basin gas reserves ▸ Pursue gas marketing opportunities for uncontracted gas reserves ▸ Reduce costs ▸ Accelerate oil exploitation	▸ Complete cased and suspended well review program ▸ Upgrade infrastructure to optimise operational effectiveness	▸ Production (mmboe) ▸ Sales volumes (mmboe) ▸ Sales revenue ($m) ▸ 2P reserves (mmboe)	35.9 35.5 824 371
Rod Rayner originally joined Santos in 1983 to develop the Jackson oil fields and pipeline. He rejoined Santos in 1993 as Manager Commercial in the former Queensland Northern Territory Business Unit.	▸ Manage Santos' interests in the Bayu/Undan Liquids Recovery Project ▸ Progress Bayu/Undan gas commercialisation ▸ Progress long-term commercialisation of offshore Northern Territory gas fields	▸ Commence production from the Scotia gas project ▸ Optimise Eastern Queensland and Amadeus Basin production operations	▸ Production (mmboe) ▸ Sales volumes (mmboe) ▸ Sales revenue ($m) ▸ 2P reserves (mmboe)	5.0 4.9 123 175
Paul Moore joined Santos in August 2001. Before joining Santos he worked for Fletcher Challenge Energy for 11 years and prior to this for Shell International for nine years.	▸ Maximise economic production (and recovery) from existing producing oil fields ▸ Pursue commercialisation of gas resources ▸ Undertake appraisal of discovered fields	▸ Drill key exploration prospects including two in Mutineer discovery area ▸ Mature drilling candidates for 2003+ ▸ Increase acreage exposure for future exploration	▸ Production (mmboe) ▸ Sales volumes (mmboe) ▸ Sales revenue ($m) ▸ 2P reserves (mmboe)	12.0 11.9 429 112
Rick Wilkinson joined Santos in 1997 and was previously Manager Commercial South Australia Business Unit. Before joining Santos, he was Group Manager Energy Retail for the Victorian Gas and Fuel Corporation.	▸ Grow production in the Otway Basin using existing infrastructure ▸ Develop existing Victorian offshore assets	▸ Add reserves through exploration and commercial arrangements ▸ Develop business opportunities which meet the Company's growth criteria	▸ Production (mmboe) ▸ Sales volumes (mmboe) ▸ Sales revenue ($m) ▸ 2P reserves (mmboe)	1.3 1.3 22 26
Bob Hall joined Santos in 1997 as General Manager South East Asia Business Unit following Santos' acquisition of MIM's petroleum interests. He joined Santos after 27 years experience with MIM.	▸ Maximise production from producing oil fields ▸ Progress commercialisation of Hides and Bentu gas resources	▸ Undertake engineering studies to develop the 2001 Oyong oil discovery in Indonesia ▸ Mature drilling candidates for 2003+	▸ Production (mmboe) ▸ Sales volumes (mmboe) ▸ Sales revenue ($m) ▸ 2P reserves (mmboe)	0.5 0.5 22 27
Kathy Hogenson joined Santos USA Corp in 2001 as President, based in Houston, Texas following a 19 year career with international experience at Aminoil/Phillips, Maxus Energy/YPF and Unocal Corporation.	▸ Grow a talented, experienced staff, with seamless integration between the SUSAC Houston office and Adelaide-based virtual team ▸ Acquire producing properties with significant acreage and 3D seismic data, providing access to high impact exploration opportunities	▸ Internally generate exploration activities ▸ Participate with joint venturers with proven exploration expertise engaged in SUSAC's core area ▸ Optimise exploitation reserves and production ▸ Rationalise assets through divestment of non-core or low impact assets	▸ Production (mmboe) ▸ Sales volumes (mmboe) ▸ Sales revenue ($m) ▸ 2P reserves (mmboe)	1.0 1.0 40 13

HIGHLIGHTS & OVERVIEW

MEASURING PERFORMANCE

2001 A ROBUST RESULT

Strong Earnings and Return on Equity

- Second highest sales revenue of $1,460 million.
- Net profit of $446 million, second highest on record.
- Total dividends of 30 cents per share fully franked.
- $250 million distributed to shareholders through a share buy-back.
- 17.7% Return on Average Equity.
- 72.8 cents Earnings per Share.

Achieving Operating Success

- Strong production of 55.7 million boe.
- Two Santos operated offshore exploration discoveries contributing towards the discovery of 67 million boe mean resource potential.
- Record sales gas and ethane production of 219 PJ.

Financial Performance Provides Opportunity to Grow

- Low gearing of 39%.
- Operating cash flow of $692 million.

	2001	2000
Sales ($ million)	1,460	1,497
Operating Profit before Tax ($ million)	628	726
Operating Profit after Tax ($ million)	446	487
Cash Flow from Operations ($ million)	692	1,023
Earnings per Share	73 cents	80 cents
Ordinary Dividends per Share	30 cents	30 cents
Cash Flow per Share	113 cents	168 cents
Total Shareholders' Funds ($ million)	2,727	2,311
Return on Avg. Equity	17.7%	22.3%
Return on Avg. Capital Employed	14.1%	16.7%
Gearing (net debt/equity)	39%	38%
Net Interest Cover	9.7	9.1

STRONG SHAREHOLDER RETURNS

During 2001 Santos delivered total shareholder returns of 10% comprising capital growth and dividends. Including the benefit of the share buy-back, total shareholder returns were 14%. The Company achieved earnings per share of 72.8 cents and declared total ordinary dividends of 30 cents per share. ROAE was 17.7% and ROACE was 14.1%. Both were strong results, close to the 2000 record.

STRONG 2001 PRODUCTION PERFORMANCE

In 2001 production was 55.7 million boe. The Company achieved record sales gas and ethane production of 219 PJ. Oil production declined slightly due to ongoing remedial development activity in several fields and field maturity but the decline was mitigated by the commencement of production from the Legendre oil field in May 2001.

SANTOS TOTAL SHAREHOLDER RETURN (a)


2000
1500
1000
500
Dollars
1999
2000
2001
Santos accumulation index
Energy accumulation index
All Ordinaries accumulation index

(a) Capital growth plus dividends. Source: Standard and Poors Index Services

DIVIDENDS PER SHARE


100
80
60
40
20
0
cents
51
27
80
10
30
73
23
30
1999
2000
2001
Earnings per share
Ordinary dividend
Special dividend/share buy-back

PRODUCTION BY PRODUCT


60
50
40
30
20
10
0
mmboe
49.2
56.0
55.7
1999
2000
2001
Sales Gas & Ethane
Crude Oil
Condensate
LPG

OPERATING CASH FLOW

While underlying cash flow was strong, total operating cash flow was affected by the timing of the 2000 income tax liability paid in 2001 and the timing of collection of receivables and settlement of oil hedges in respect of 2000. If the 2001 cash flow is adjusted for these timing differences, 2001 operating cash flow would have been approximately $840 million.

SALES REVENUES CLOSE TO RECORD

Sales revenues remained steady at $1,460 million, down by 2.5% when compared with the 2000 record. The decline in sales revenue was largely driven by the fall in realised oil prices in the last quarter of 2001. The fall in sales volumes to 55.1 million boe from 55.7 million boe was also a contributing factor.

SANTOS DELIVERS A STRONG PROFIT RESULT

Santos reported an net profit after tax of $446 million in 2001. This is Santos' second highest profit ever and is twice that of any year before 2000. Net profit fell by 8.4% due to higher depletion charges as a result of the reserve revision and the impact in the last quarter of lower oil prices. In the last quarter of 2001 the realised price of oil averaged US$19.33 per boe, a fall of 25% from the previous quarter.

STRONG BALANCE SHEET

Gearing (net debt to equity) has remained stable, rising slightly to 39% from 38%. Santos' low gearing continues to provide the Company with options to grow. The increase in net debt to $1,061 million in 2001 reflects the lower operating cash flow in 2001, acquisitions completed during 2001 and the payment of 10 cents per share 2000 special dividend.

EXPLORATION AND DEVELOPMENT EXPENDITURE

Santos' exploration and development expenditure increased by 50% to $660 million in 2001. Exploration activity increased and a mean resource of 67 million boe was discovered. Development activity grew as a result of increased expenditure on the Bayu Undan Liquids Project, the Legendre oil field and Cooper Basin gas deliverability work.



OPERATING CASH FLOW
$ million
1500
1000
500
0
530
1023
692
1999
2000
2001



SALES REVENUE
$ million
1600
1400
1200
1000
800
600
400
200
0
945
1497
1460
1999
2000
2001
Sales Gas & Ethane
Crude Oil
Condensate
LPG



NET PROFIT AFTER TAX
$ million
600
500
400
300
200
100
0
309
487
446
1999
2000
2001



FINANCIAL STRENGTH
$ million
1500
1125
700
375
0
percent
80
60
40
20
0
1301
63%
867
38%
1061
39%
1999
2000
2001
Gearing
Net debt



EXPLORATION AND DEVELOPMENT EXPENDITURE
$ million
700
600
500
400
300
200
100
0
297
441
660
1999
2000
2001
Exploration
Development

DELIVERING GROWTH THROUGH SMARTER EXPLORATION

EXPLORATION

EXPLORATION 2001

Material results from the 2001 program included:

- Successful offshore wildcat discovery Oyong-1 in the East Java Basin, Indonesia and Corowa-1 in the Carnarvon Basin.
- Successful testing of stratigraphic traps in the Cooper Basin resulting in the Wellington and Crowsnest gas discoveries.
- A significant discovery, Henderson-1 in the Frio Trend of South Texas to follow on from the Runnells discovery in 2000.
- Successful 3D seismic based, back-to-back campaign-drilling programs onshore in the Otway Basin and in the Quasar area of South-west Queensland.

Fifty wells were drilled with 26 successes, achieving a 52% success rate.

The exploration program realised a resource potential of 67 million boe.

EXPLORATION INITIATIVES

Santos has taken steps to improve its exploration portfolio and exploration processes in line with the objectives outlined in the strategy.

- An Exploration Forum has been established comprising all exploration managers to overview the total exploration program.
- The Exploration Portfolio is ranked by value, materiality and follow-up potential across the Company and the best opportunities selected.
- New Venture strategy and teams are in place.
- A 'Virtual' USA Exploration Team has been formed in Adelaide and is evaluating opportunities in the South Texas Frio trend. This enables significant cost savings through the use of the latest web-based technology.
- The exploration program is now focussed on wildcat opportunities.

2002 EXPLORATION PROGRAM

Santos' aim is to lift its exploration performance through a shift to higher risk but higher reward prospects. To achieve this objective Santos will spend approximately $160 million on the exploration and appraisal program in 2002. In 2002, the program provides exposure to more than double the level of mean resources discovered during 2001.

During 2002, Santos intends to drill 17 wildcat wells for a total expenditure of approximately $120 million. Key wildcat exploration wells include the Maleo-1 prospect in Indonesia, Norfolk-1 in the Carnarvon Basin, Bosavi-1 in PNG, Casino-1 in Victoria and a six-well program in South Texas.


2002 WILDCAT EXPLORATION
Australia & South East Asia
USA
Pacific Ocean
Indonesia
Papua
Papuan Basin
2 wells
Papua
New Guinea
South Texas
6 wells
East Java Basin
1 well
Darwin
Browse Basin
& Timor Sea
2 wells
Australia
Carnarvon Basin
2 wells
Eastern Queensland
3 wells
Brisbane
Indian Ocean
Perth
Adelaide
Sydney
Canberra
0
1000
kilometres
Offshore Otway Basin
1 well
Melbourne
Hobart

OPTIMISING THE VALUE OF OUR ASSETS

DEVELOPMENT

Santos spent $509 million on development in 2001, with significant spending increases in the Cooper Basin, Offshore Australia and the United States.

COOPER BASIN

In the Cooper Basin, 51 development wells were drilled and seven compression projects and 89 fracture stimulations executed. Development activity was largely focussed on gas deliverability to meet strong gas demand and oil development drilling was also increased as a result of higher oil prices and attractive opportunities. In the South Australian section of the Cooper Basin, activity was focussed on the Moomba North gas field where 18 wells were drilled, achieving cost savings of 25% to 35%. In the Dullingari gas field, a seven-well drilling campaign was completed adding initial gas deliverability of 24 million cubic feet per day and the oil development program in the Moomba/Big Lake area boosted overall oil production.

In South-west Queensland, activity centred on Challum, Baryulah and Barrolka. In Challum five vertical and two dual stacked lateral wells were completed, adding 50 TJ per day to deliverability. In Baryulah four new wells and six existing wells were connected adding 72 TJ per day. The Barrolka development program proved unsuccessful with two horizontal under-balanced and three vertical wells failing to flow at commercial rates.

OTWAY BASIN

Santos spent $15 million on continued development in the Otway Basin with the successful drilling of six new field exploration wells, the connection of three wells and continued facility upgrades.

EASTERN QUEENSLAND

The first Santos operated coalbed methane project was initiated in the Scotia field. Construction of plant and infrastructure capable of delivering 25 TJ/d gross sales gas commenced in November. Nine wells were drilled and 36 fracture stimulations were completed.

NORTHERN TERRITORY

Development of the Mereenie oil and gas field continued through 2001.

OFFSHORE AUSTRALIA

A total of $161 million was spent in 2001 in Offshore Australia development. Most of this was for the continued development of Bayu Undan ($107 million), Legendre ($22 million), continued development drilling in Barrow Island and Thevenard Island ($19 million) and the Roller/Skate pipeline replacement ($11 million).

Bayu Undan made good progress through 2001. By year-end, all major contracts for topside and drilling had been let and facility construction was 34% complete. The Legendre field, located 100km north of Dampier, in the North-west Shelf, began producing in May 2001. Legendre production averaged 39,600 bopd (gross) during January 2002.

SANTOS USA

Santos USA Corp ended 2001 with a producing rate of 32 mmscf/d, due in large part to a 100% success rate in seven development wells. This has increased from 10 mmscf/d in January 2001.

2002 DEVELOPMENT PROGRAM

During 2002 Santos plans to spend approximately $560 million on the Group's development program. The 2002 program includes expenditure of $158 million on the Bayu Undan Liquids Project ($107 million in 2001), $159 million on Cooper Basin gas field development ($191 million in 2001) and $93 million on construction and fixed assets including a second dew point control unit at Ballera, upgrade of the Moomba plant controls and Scotia compression and separation facilities. The budget also includes information technology expenditure of $31 million.

Santos' development activity includes a significant component of US dollar expenditure. The fall of the Australian dollar from a AUD/USD exchange rate of 65 cents has resulted in a $51 million increase in the development budget.



DEVELOPMENT EXPENDITURE ($million)

	2001	2000
South Australia	153	135
Queensland/Northern Territory	150	109
Offshore Australia	161	72
South East Asia	13	9
USA	23	5
Other	9	11
Total	509	341

2002 DEVELOPMENT PROGRAM ($million)

Development		
Offshore/Overseas		
Bayu Undan Liquids Project	158	
Carnarvon Basin	27	
USA field development	30	
Other	31	**246**
Onshore Australia		
Cooper Basin gas	159	
Cooper Basin oil	15	
East Queensland gas	11	
Otway gas	5	**190**
Construction and Fixed Assets		**93**
Information Technology		**31**
Total		**560**

DEFINING OUR ASSET BASE

RESERVES

At the end of 2001, Santos had Proved and Probable (2P) reserves of 724 million boe. These reserves are equal to an average reserves life of 13 years.

The year 2001 saw the completion of a major review of all Santos reserves. As a result, Santos is now able to categorise its reserves into Proved (1P), Proved and Probable (2P) and Proved, Probable and Possible (3P) and able to measure Contingent Resources. These estimates are generally in line with international reporting standards. Measuring and having confidence in all components of the reserve base has been a fundamental part of the Company's strategy and will be a cornerstone of performance management in the future.

The reserves review has been a substantial task involving employees from throughout the Company assessing over 460 oil and gas fields. The review process was announced in early 2001 and continued until early 2002. The process has been externally audited to ensure reserve estimates are consistent across the Company and meet international standards.

Proved and Probable reserves have been revised downwards by 169 million boe (a decrease of 18%) in comparison with year end 2000. Around three-quarters of the reduction in 2P reserves has been reclassified as Possible reserves or Contingent Resources to reflect the increased uncertainty associated with the technical complexity of the assets.

While 2P reserves declined from 921 million boe to 724 million boe Proved, Probable and Possible (3P) reserves increased by 218 million boe (net of 2001 production) to 1,478 million boe. Contingent Resources increased by over 500 million boe, to 1,190 million boe at end 2001.

The Company's Contingent Resources substantially exceed its Proved and Probable Reserves such that commercialisation of Contingent Resources would have a material positive impact on reserves.

RESERVES – SANTOS SHARE (mmboe)

Reserves Category	YE 2000	Production	Revisions	Expl/Appr/ Acq Adds	YE 2001
Proved (1P)	(a)	–56	(a)	17	316
Proved and Probable (2P)	921	–56	–169	28	724
Proved and Probable and Possible (3P)	1260	–56	169	105	1478
Contingent Resources (Best Estimate)	687	-	29	474	1190

(a) not previously defined



PROVED AND PROBABLE RESERVES (SANTOS SHARE)

Area	Sales Gas and Ethane PJ	Oil mmbbl	Condensate mmbbl	LPG '000 tonnes
Cooper Basin	1739	26.5	24.0	2784
Onshore Northern Territory	270	3.2	1.0	0
Offshore Northern Territory	321	1.4	26.0	1400
Eastern Queensland	133	1.2	0.0	43
Southern Australia	67	0.0	2.0	152
Carnarvon Basin	297	52.0	9.0	0
PNG	142	2.3	0.0	0
Indonesia	173	0.0	0.0	0
Santos USA	0	1.3	0.0	0
Total	**3142**	**87.9**	**62.0**	**4379**

PROVED AND PROBABLE RESERVES (SANTOS SHARE)

	Sales Gas (incl. Ethane) PJ	Crude Oil mmbbl	Condensate mmbbl	LPG '000 tonnes	Total mmboe
Estimated reserves year end 2000	4085	96	80	5504	921
2001 Production	-219	-13	-3	-258	-56
2001 Revisions	-859	4	-17	-1011	-169
2001 Exploration additions	94	1	1	52	19
Appraisal existing fields	29	0	1	92	7
Acquisitions/Divestments	12	0	0	0	2
Estimated reserves year end 2001	3142	88	62	4379	724

MAINTAINING MARKET MOMENTUM

GAS LEADER

During 2001 Santos maintained its position as Australia's largest net gas producer achieving record production of gas and ethane of 219 PJ. In the Cooper Basin, production was maintained at last year's record levels. In the United States gas production increased 41% to 5.2 PJ and in the Otway Basin production increased 50% to 7.2 PJ.

In 2001 the Company invested over $230 million in Eastern Australia gas supply, primarily in the Cooper Basin, but also in Eastern Queensland and Victoria.

Subject to weather conditions, the outlook for gas production and sales in 2002 is expected to remain strong.

During April 2002 Santos will commence first gas sales from the Scotia gas field to CS Energy, the Queensland Government owned power generator. Construction of the Scotia gas plant, delivery system and export pipeline is nearing completion. Gas from the Scotia field will supply CS Energy's gas fired turbine at the Swanbank Power Station. The agreement is for up to 120 PJ of gas over 15 years.

In 2002 Santos expects to invest a further $280 million in Eastern Australia gas development.

Demand for gas in Eastern Australia is expected to keep growing and to require new sources of supply. ABARE (an Australian Government economic research agency) expects annual primary gas consumption in Eastern and Southern Australia to nearly double between 2000 and 2020, increasing from 544 PJ to 1,020 PJ.

Santos has significant gas interests in Southern and Central Australia, Papua New Guinea and the Timor Sea and the Company is keen to see these interests developed for domestic sales and for LNG, as appropriate.

GAS PRODUCTION



250
200
150
100
petajoules
172.2
184.9
202.0
215.0
219.3
1997
1998
1999
2000
2001



EXPLOITING OUR RESOURCE BASE

PRODUCTION

- **Record sales gas and ethane production of 219.3 PJ.**
- **Legendre oil production commenced 17 May 2001 and averaged 28,300 bopd (gross) in 2001.**
- **United States production grew by 39% to over 1.0 million boe as the Runnells discoveries were brought on line.**

Santos' 2001 production was 55.7 million boe, close to the record 56.0 million boe achieved in 2000.

The Company achieved record sales gas and ethane production of 219 PJ, up by 2.0%, due to increased contributions from the South-west Queensland section of the Cooper Basin, the Otway Basin, the United States and East Spar in the Carnarvon Basin.

In South-west Queensland, gas production rose by 10.5% to 72.6 PJ as new fields were brought into production to meet demand in Eastern Australia.

In the United States connection of the Runnells 3, 5 and 7 wells during the second half of the year led to a 41% increase in gas production to 5.2 PJ. United States gas production is expected to double in 2002 when the Runnells field and the Henderson-1 gas discovery contribute for a full year.

Otway Basin gas production increased by 50% to 7.2 PJ due to two of the six onshore gas discoveries and one development well being quickly brought on to production. Otway Basin production is expected to double when the remaining three discoveries are connected to the Victorian gas system.

Oil production was 6.4% lower in 2001 as a result of natural field decline in South-west Queensland, Timor Sea, Timor Gap and Barrow Island as well as water breakthrough at Stag and remedial maintenance work at Elang/Kakatua and Thevenard fields. The decline in oil production was mitigated by the earlier than expected commencement of production from the Legendre oil facility which produced 1.5 million barrels (net) of oil during 2001. It is anticipated that Legendre production will remain on plateau at approximately 40,000 bopd (gross) until the latter part of 2002. The Elang-2 well was shut-in for an extended period due to a partially collapsed subsea tree. The Roller and Skate fields at Thevenard were also shut-in for an extended period due to the repair of the field pipeline.

Condensate production during 2001 declined by 2% to 3.3 million boe due to lower gas production in the South Australian Cooper Basin. In 2001 LPG production was also affected by reduced yields due to changing field mix and declined by 1.8% to 258,400 tonnes (2.2 million boe).

PRODUCTION STATISTICS

	Total 2001 Field Units	Total 2001 mmboe	Total 2000 Field Units	Total 2000 mmboe
Sales Gas and Ethane (PJ)				
Cooper Basin	165.7	28.5	165.7	28.6
Surat/Denison	10.6	1.8	11.2	1.9
Amadeus	10.9	1.9	10.6	1.8
Otway	7.2	1.2	4.8	0.8
Carnarvon	19.7	3.4	19.0	3.3
USA	5.2	0.9	3.7	0.6
Total Production	219.3	37.7	215.0	37.0
Total Sales Volume	217.8	37.4	213.7	36.7
Total Sales Revenue ($million)	617.9		588.1	
Crude Oil ('000 bbl)				
Cooper Basin	3079.1	3.1	3242.8	3.3
Surat/Denison	115.8	0.1	107.9	0.1
Amadeus	306.0	0.3	343.1	0.4
Elang/Kakatua	870.5	0.9	1397.7	1.4
Legendre	1461.3	1.5	-	-
Thevenard	1046.7	1.0	1696.8	1.7
Barrow	1097.6	1.1	1201.6	1.2
Jabiru/Challis	288.8	0.3	333.2	0.3
Stag	3736.2	3.7	4630.6	4.6
SE Gobe	510.7	0.5	425.2	0.4
USA	83.5	0.1	75.2	0.1
Other	12.8	0.0	17.7	0.0
Total Production	12609.0	12.6	13471.8	13.5
Total Sales Volume	12322.4	12.3	13475.0	13.5
Total Sales Revenue ($million)	561.0		627.1	

	Total 2001 Field Units	Total 2001 mmboe	Total 2000 Field Units	Total 2000 mmboe
Condensate ('000 bbl)				
Cooper Basin	2291.9	2.1	2387.9	2.2
Surat/Denison	22.3	0.0	21.8	0.0
Otway	70.3	0.1	53.2	0.0
East Spar	1066.3	1.0	1079.9	1.1
USA	39.4	0.0	19.3	0.0
Total Production	3490.2	3.2	3562.1	3.3
Total Sales Volume	3633.9	3.4	3602.8	3.3
Total Sales Revenue ($million)	165.5		157.5	
LPG ('000 t)				
Cooper Basin	255.1	2.2	263.1	2.2
Surat/Denison	3.3	0.0	-	-
Total Production	258.4	2.2	263.1	2.2
Total Sales Volume	232.9	2.0	252.9	2.1
Total Sales Revenue ($million)	115.3		124.4	
TOTAL				
Production (mmboe)	55.7		56.0	
Sales Volume (mmboe)	55.1		55.7	
Sales Revenue ($million)	1459.7		1497.1	

MANAGING THE WORK ENVIRONMENT

SAFETY

In June 2001, a serious incident occurred at Moomba which tragically resulted in the loss of one of Santos' employees. The incident involved an unintended release of volatile product that subsequently ignited. Santos has thoroughly investigated the incident and the findings have been presented to Santos employees.

A number of initiatives have been undertaken since the investigation of the incident.

Santos strives for the highest standard of occupational health and safety (OH&S) and is fully committed to a work environment free of injury and illness. While this has not yet been achieved, the trend since 1997 indicates significant progress towards this goal.

The key measure of safety performance used is the Total Recordable Case Frequency Rate (TRCFR) which is defined as the number of Recordable Cases (Medical Treatment and Lost Time Injuries) per million hours worked. Santos investigates and reports all accidents, near misses and hazards for employees and contractors. Focussing on near misses and hazards and eliminating or controlling their underlying causes are key factors in achieving sustained improvement in safety performance.

Safety is the responsibility of all employees and individuals are provided with comprehensive safety training and use of the Incident Management Reporting System. This is a PC-based tool that provides for a single point of data capture on all injuries, near misses, and observed hazards. It is an open database and educational mechanism that can be widely accessed by employees.

SAFETY PERFORMANCE

The TRCFR for Santos and contractors combined for 2001 was 8.8 (8.0 in 2000) and the other key measure, Lost Time Injury Frequency Rate (LTIFR), was 3.2.

Santos is committed to achieving contractor safety performance that is comparable to Santos employees. While not yet achieved in all areas, many contractors now achieve a safety performance matching and, in some cases, better than that of Santos employees. The improvement in contractor performance has continued with a further 22% reduction in TRCFR from 2000 to 2001.

2002 PLANS – THE WAY FORWARD

During 2002, further initiatives will be implemented to provide for continuous improvement in safety.

The reorganisation of Santos provides the opportunity to progress towards a more integrated approach to safety management across the organisation and this will be coordinated as a corporate group function.

One of the initiatives for 2002 is a Safety Leadership program that will be presented to supervisory personnel and others with a specific responsibility for safety in the workplace.

There is commitment to, and plans are being progressed for a comprehensive risk-based assessment program for the Company's assets. Santos will conduct further structured risk assessments of facilities and use these to identify specific areas that may require further analysis or special safety management practices.

FOCUS ON PEOPLE
HUMAN RESOURCES

HUMAN CAPITAL

Developing Santos' human capital is an important part of transforming Santos.

The Company has a talented workforce of over 1,700 people, including highly skilled geoscientists, engineers, commercial managers and field staff whose initiative and creativity are essential to maximising the value of the Company's physical capital and implementing the growth strategy.

Santos is committed to assembling and supporting globally competitive management, technical and operational teams. This will be achieved by encouraging talent already within the Company and recruiting top quartile professionals externally.

There is a substantial effort under way to create a more productive Company culture that is more transparent and open, and where people are energised and share knowledge. Some of the elements of the change include:

ENCOURAGING PARTICIPATION

Employee contributions and suggestions are now encouraged at all levels. Barriers between employees, such as those based on status and hierarchy, are being broken down generally, and employees are being encouraged to take on individual responsibility on the principle that a large part of the knowledge and experience needed for any specific issue already exists within the Company.

Santos' Corporate Strategy has been widely disseminated throughout the Company and is now owned by employees generally. Employees have a clear focus on the Company's strategic direction and all functions are aligned.

PROVIDING INFORMATION

Employees are being provided with the information and tools they need to be able to do their jobs as well as possible and to create commitment to the organisation. A key project has been the upgrading of Santos' intranet which has been transformed into a key information sharing tool.

TEAMWORK

Teamwork is being actively encouraged, both in the field and across functional areas. Important examples include the integrated management of the Cooper Basin, and forums such as the Exploration Forum and the Gas Forum. A virtual team comprising explorationists and utilising leading technology operates between Australia and the United States.

REMUNERATION

A modernised remuneration and reward policy has been developed which standardises conditions across the Company. One example of standardisation is in creating a uniform superannuation scheme.

PERFORMANCE

A performance management system has been developed where performance is linked to strategic objectives and employees will be rewarded in line with the outcomes they achieve. In this way, individual responsibility is encouraged and recognised. This system will be progressively rolled out to employees throughout the coming year.

These changes take time, but the overall aim is to lift Santos' performance by making it the employer of choice for those seeking careers in the oil and gas sector. Santos is committed to empowering individuals and helping them to develop the skills they need to best perform. In this regard, career and succession management, professional development and training are ongoing priorities.

WORKING WITH NATURE

ENVIRONMENT

In 2001, Santos revised its Environmental Policy. This policy was originally developed in 1990 and updated in 1997. The new version is titled 'Santos' Environmental Vision, Commitment & Policy'.

The cornerstone of the new policy is the statement that addresses the role of individuals in managing the environment, which is far more explicit than past policies.

As with safety, environmental stewardship is the responsibility of all Santos employees and contractors.

This includes all Santos employees and contractors from the Boardroom to the wellsite. Everyone is obliged to report any environmental hazard, near miss or incident, so that it may be investigated, rectified and recurrence prevented.

The policy emphasises partnership with stakeholders and focuses on the concept of ethical behaviour and safe operations. It clearly reaffirms that the term Environment is to be considered in a broad context and encompasses not only nature and the physical environment, but includes people, their work and the things they value.

This last aspect of the Company's ongoing environmental management program can be illustrated by the views of W H (Harry) Butler, who has been conducting (external specialist) environmental audits of Santos' field operations since 1982. In an address to the Santos Board in November 2001, he indicated that, 'The latest seismic dune and road crossings are among the best I have ever seen in this industry, whilst Santos' procedures for identifying, avoiding and recording cultural heritage sites are, in my view, at a standard of world's best practice.'

The new policy also states, 'We intend to shrink and lighten the environmental footprint of our operations' and 'New ideas and new ways of avoiding or minimising our environmental impacts will be encouraged and rewarded.'

A good example of responding to this challenge is the restoration of the Baryulah pipeline in Queensland.

During 2001, Santos constructed a pipeline from Baryulah to the Ballera Gas Plant. The crossing of the Cooper Creek had to be undertaken while there was water in it. Minimal disturbance was achieved by reducing the width of the easement, the installation of 'silt curtains' and re-routing the pipeline to avoid a tree with a nest. The channel was reprofiled to its former profile and clay compacted to its previous density to ensure that there would be no change to the water flow and also to prevent erosion.

During construction, the topsoil (containing seeds and nutrients) was kept separate from the subsoil so that the topsoil could be respread in order to ensure maximum revegetation of the easement.

Six months after construction, the easement is already starting to revegetate with small shrubs. Monitoring will be ongoing to ensure its continued success.

This example indicates the enthusiasm with which Santos' environmental team and personnel in the field have embraced the Company's strategy.

While Santos has historically focussed attention on addressing environmental issues in the field, the Company recognises increasing community expectations relating to sustainability and public reporting on environmental matters. Collection of data aimed at the future publication of a sustainability report has commenced. Santos' goal of top quartile performance includes environmental achievements and the Company is working towards qualifying for inclusion in sustainability indices.

The future priorities for Santos also include successfully addressing increased policy and compliance requirements and continuing the development of an appropriate greenhouse strategy. A dedicated Greenhouse Manager has been appointed for this purpose.

EMBRACING CORPORATE CITIZENSHIP

COMMUNITY

Santos recognises and embraces the obligation of corporate citizenship and values the relationships the Company has with communities across Australia.

In 2002 and beyond, Santos' community support program will increase its focus on youth and education while continuing to support organisations, activities and events that share Santos' values.

In this regard, Santos supports a range of cultural, educational and not-for-profit organisations that are important to these communities.

Santos' principal sponsorship of the Adelaide Symphony Orchestra and the key support provided to the School of Petroleum Engineering and Management at Adelaide University exemplifies this commitment.

One of Santos' most significant sponsorships in 2001 was the support of the exhibition 'A Gap in Nature, Discovering the World's Extinct Animals', at the South Australian Museum.

This is an exhibition of 103 life size paintings of extinct species by the artist Peter Schouten, complemented by the research of Dr Tim Flannery. It highlights the reasons why resources need to be managed responsibly. The exhibition will tour to other capital cities in 2002 and 2003.

Also in South Australia, Santos made a contribution to Foodbank, a not-for-profit organisation that organises and manages the distribution of food to a variety of agencies that provide support to people in need.

In Whyalla, Santos supported the inaugural Outback Games and the Air Sea Rescue Squadron, an organisation that plays an important search and rescue role in the local community.

Santos continued its support of the Queensland Art Gallery, sponsoring an exhibition of work by the colonial artist, Conrad Martens, the only major colonial artist to work in that state. This Centenary of Federation exhibition comprises 60 works from his journey through South-east Queensland in the 1850s. Over 60,000 people have visited this exhibition in Brisbane, Toowoomba and Warwick.

In Cunnamulla, Santos donated equipment and materials to a youth project called 'The Shed'. 'The Shed' is a place where young people can learn practical skills such as welding and metal fabrication and at the same time develop important life skills.

Santos' community program in the Western District of Victoria included contributions to a range of local organisations including the Port Campbell Surf Life Saving Club, the Nirrandra Recreation Reserve and a Year of the Volunteer Project organised by the Moyne Shire Council.

During 2001 Santos continued its sponsorship of the Darwin Festival maintaining the Company's close relationship with the Northern Territory community.

BOARD OF DIRECTORS



STEPHEN GERLACH
LLB

Age 56. Director since 5 September 1989 and Chairman since 4 May 2001. Chairman of the Environmental Committee and member of the Remuneration Committee of the Board and Chairman of Santos Finance Ltd. Chairman of Amdel Ltd, Equatorial Mining Ltd, Elders Australia Ltd and Beston Pacific Vineyard Management Ltd. Director of Southcorp Holdings Ltd, Futuris Corporation Ltd, Challenger Beston Limited and Elders Rural Services Ltd. Former Managing Partner of the Adelaide legal firm, Finlaysons.



JOHN CHARLES ELLICE-FLINT
BSc (Hons)

Age 51. Managing Director since 19 December 2000, member of the Environmental Committee of the Board, Director of Santos Finance Ltd and also Chairman of other Santos Ltd subsidiary companies. Twenty-six years' experience in the international oil and gas industry with Unocal, including as Senior Vice President: Global Exploration and Technology and Vice President: Corporate Planning and Economics.



PETER CHARLES BARNETT
FCPA

Age 61. Director since 31 October 1995 and member of the Environmental Committee of the Board. Director of Mayne Group Ltd, AMCIL Ltd and Opis Capital Ltd. Former Managing Director and Chief Executive Officer of Pasminco Ltd and Chief Executive Officer of EZ Industries Ltd.



FRANK JOHN CONROY
BCom, MBA, FAIM, FAICD, FAIBF

Age 59. Director since 19 October 1999 and Director of Santos Finance Ltd. Chairman of St George Bank Ltd, Australian Pharmaceutical Industries Limited and ORIX Australia Corporation Ltd. Director of Futuris Corporation Ltd. Former Managing Director of Westpac Banking Corporation.



GRAEME WILLIAM McGREGOR
AO, BEc, FCPA, FCA, FAIM, FAICD

Age 63. Director since 3 September 1999. Chairman of the Audit Committee of the Board and Director of Santos Finance Ltd. Director of Foster's Brewing Group Ltd, Nufarm Ltd, Were Securities Ltd and Community Foundation Network Ltd. Member of the Financial Reporting Council. Former Executive Director Finance of The Broken Hill Proprietary Company Limited.



MICHAEL ANTHONY O'LEARY
DipMinE, BSc, FAusIMM, FAIM

Age 66. Director since 15 October 1996 and member of the Environmental Committee of the Board. Deputy Chairman of Bank of Western Australia Ltd. Former Chairman of Hamersley Iron, Argyle Diamonds, Dampier Salt and former Director of Rio Tinto Ltd and Rio Tinto plc.



PROFESSOR JUDITH SLOAN
BA (Hons), MA, MSc

Age 47. Director since 5 September 1994. Chairperson of the Remuneration Committee and member of the Audit Committee of the Board. Chairperson of SGIC Holdings Ltd and Director of Mayne Group Ltd and a Board member of the Australian Broadcasting Corporation. Former Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies.



IAN ERNEST WEBBER
AO, BE, ATS, FCIT, FAIM

Age 66. Director since 16 February 1993 and member of the Audit Committee and Remuneration Committee of the Board. Director of Pacific Dunlop Ltd and WMC Ltd. Former Managing Director and Deputy Chairman of Chrysler Australia Ltd and Managing Director of Mitsubishi Motors Australia Ltd. Former Chairman of Mayne Nickless Ltd Group.

'ONE SANTOS' – The Senior Management Team

CORPORATE

- Chief Executive Officer and Managing Director - John Ellice-Flint
- Executive General Manager – Corporate - John Reynolds
  - Chief Information Officer - Einar Vikingur
  - General Manager – Drilling - Frank Jones
  - General Manager – Human Resources - Kevin Coates
- Group General Counsel and Company Secretary - Michael Roberts
- General Manager – Finance and Investor Relations - Graeme Bethune
- General Manager – Accounting - Don Priestley
- Manager – Strategic Planning and Performance - Geoff Brown

VOLUME STREAM

- General Manager – Central Australia - Jon Young
- General Manager – Northern Australia - Rod Rayner
- General Manager – Western Australia - Paul Moore
- General Manager – Engineering and Facilities - Denis Dare
- Manager – Reservoir and Production Engineering - Wilf Lammerink

GROWTH STREAM

- General Manager – Southern Australia - Rick Wilkinson
- General Manager – South East Asia - Bob Hall
- President – Santos USA Corp - Kathy Hogenson
- General Manager – Exploration - Jacques Gouadain
- General Manager – Gas Commercialisation and Marketing - Bruce Wood
- Manager – Corporate Development - Janet Cronin

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE STATEMENT

The purpose of this statement is to provide details of the main corporate governance practices the Company had in place during the past financial year.

The Board of Santos Ltd is committed to good corporate governance and to this end has had in place for a number of years formal guidelines recording the Board's policy on: Board composition and appointment of chairman; Board membership and attendance; the appointment and retirement of Directors; independent professional advice; compensation arrangements; external auditors; risk management; and ethical standards. Except where otherwise indicated, references in this statement to the "Board guidelines" are to the formal guidelines in force during the past financial year. The Board guidelines are reviewed by the Board on an annual basis and as required.

BOARD OF DIRECTORS AND ITS COMMITTEES

The Board is responsible for the overall corporate governance of the Company including its strategic direction and financial objectives, establishing goals for management and monitoring the attainment of these goals.

To assist in the effective execution of its responsibilities, the Board has established a number of Board Committees including a Nomination and Remuneration Committee (which during the year was reconstituted into separate Nomination and Remuneration Committees), an Audit Committee and an Environmental Committee. All Committees are chaired by, and comprised only of, non-executive Directors, except for the Environmental Committee, which includes the Managing Director as a member. The Board guidelines prescribe that the Board is to meet at least 10 times a year.

All current non-executive Directors, including the Chairman, are considered to be 'independent' Directors, as defined in the 1999 guidelines of the Australian Investment and Financial Services Association.

COMPOSITION OF THE BOARD

The names and details of the experience, qualifications, age, special responsibilities and shareholdings of each Director of the Company are set out on pages 28 and 29 of this Annual Report.

The composition of the Board is determined in accordance with the Company's Constitution and the Board guidelines including: the Board is to comprise a minimum of five and a maximum of 10 Directors (exclusive of the Managing Director); the Board should comprise a substantial majority of non-executive Directors (currently the Board comprises seven non-executive and one executive Director); there should be a separation of the roles of Chairman and Chief Executive Officer of the Company; and the Chairman of the Board should be a non-executive Director.

Under the Board guidelines, it is the responsibility of the Nomination Committee to devise the criteria for, and review membership of, and nominations to, the Board. The primary criteria adopted in selection of suitable Board candidates are their capacity to contribute to the ongoing development of the Company having regard to the location and nature of the Company's significant business interests and to the candidates' age and experience by reference to the age and diversity of experience of existing Board members.

When a Board vacancy exists or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Nomination Committee has responsibility for proposing candidates for consideration by the Board and, where appropriate, engages the services of external consultants.

Prior to appointment, each Director is provided with a letter of appointment which, inter alia, encloses a copy of the Board guidelines. The expectations of the Board in respect to a proposed appointee to the Board and the workings of the Board and its committees are conveyed in interviews with the Chairman and access provided to appropriate executives in relation to details of the business of the Company.

Under the Company's Constitution approximately one-third of Directors retire by rotation each year and Directors appointed during the year are required to submit themselves for election by shareholders at the Company's next Annual General Meeting.

The Board guidelines prescribe that, under normal circumstances, Directors should retire at the first Annual General Meeting after reaching the age of 72 years and not seek re-appointment.

The current members of the Nomination Committee, all of whom are non-executive Directors, are Mr S Gerlach (Chairman), Mr P C Barnett, Mr F J Conroy, Mr G W McGregor, Mr M A O'Leary, Professor J Sloan and Mr I E Webber.

INDEPENDENT PROFESSIONAL ADVICE

The Board guidelines set out the circumstances and procedures pursuant to which a Director, in furtherance of his or her duties, may seek independent professional advice at the Company's expense. Those procedures require prior consultation with, and approval by, the Chairman and assurances as to the qualifications and reasonableness of the fees of the relevant expert and, under normal circumstances, the provision of the expert's advice to the Board.

REMUNERATION

The Remuneration Committee is responsible for reviewing the remuneration policies and practices of the Company including: the compensation arrangements for executive Directors and senior management; the Company's superannuation arrangements;

employee share and option plans; and, within the aggregate amount approved by shareholders, the fees for non-executive members of the Board.

Further information on these matters is included at pages 40 and 41 of this Annual Report and details of the Company's employee share and option plans are provided in Note 19 of the Financial Report. No non-executive Director may participate in any of the Company's share or option plans.

Information in respect to indemnity and insurance arrangements for Directors and senior executives appears at page 41 of this Annual Report.

The current members of the Remuneration Committee, all of whom are non-executive Directors, are:

Professor J Sloan (Chairperson), Mr S Gerlach and Mr I E Webber.

AUDIT COMMITTEE

The Board guidelines require the Board to continue in existence an Audit Committee of the Board.

The role of the Audit Committee is documented in a Charter, approved by the Board. The Charter was revised during the year.

The Committee is required to meet at least three times per year and members may raise any matters considered desirable.

The role of the Audit Committee includes: examining the accounting policies of the Company to determine whether they are appropriate and in accordance with generally accepted practices; ensuring that truth and fairness is reflected in the preparation and publication of the Company's financial reports; meeting regularly with the auditors to reinforce the independence of the auditors, to determine the appropriateness of internal and external audit procedures, to review the performance of the auditors and to provide the auditors with confidential access to the Board; and referring matters of concern to the Board as appropriate, and considering issues which may impact on the financial accounts of the Company.

Minutes and recommendations of the Audit Committee are distributed at the next Board Meeting.

The current members of the Audit Committee are: Mr G W McGregor (Chairman), Professor J Sloan and Mr I E Webber.

RISK MANAGEMENT

The Board has in place a number of arrangements and internal controls intended to identify and manage areas of significant business risk. These include the maintenance of: Board Committees; detailed and regular budgetary, financial and management reporting; established organisational structures, procedures, manuals and policies; audits (including internal and external financial, environmental and safety audits); comprehensive insurance programs; and the retention of specialised staff and external advisors.

- Management of environmental risk - environmental risk is managed through: comprehensive environmental management systems; Environmental Committees at Board and management levels; the retention of specialist environmental staff and advisors; regular internal and external environmental audits; and imposing environmental care as a line management responsibility. The current members of the Committee are: Mr S Gerlach (Chairman), Mr P C Barnett, Mr M A O'Leary and Mr J C Ellice-Flint.
- Management of exploration risk - exploration risk is managed through internal control systems which include: formalised risk assessment procedures at the Business Unit level; Corporate review in both prospect and hindsight; Board approval of exploration budgets; and regular reporting on progress to the Board. External reviews are also undertaken as necessary.
- Investment appraisal - the Company has clearly defined procedures for capital expenditure. These include: annual budgets; detailed appraisal and review procedures; levels of authority; and due diligence requirements where assets are being acquired.
- Financial reporting - a comprehensive budgeting system exists with an annual budget approved by the Board. Monthly actual results are reported against budget and, where applicable, revised forecasts for the year are prepared and reported to the Board. Speculative transactions are prohibited. Further details relating to financial instruments and commodity price risk management are included in Note 33 of the Financial Report.
- Functional speciality and business unit reporting - all significant areas of Company operations are subject to regular reporting to the Board. The Board receives regular reports on the performance of each Business Unit and on exploration, development, finance, liquids marketing, safety, government, investor relations and environmental matters.

Senior management attend Board and Committee meetings, at which they report to Directors within their respective areas of responsibility. This assists the Board in maintaining its understanding of the Company's business and assessing the senior management team. Where appropriate, advisers to the Company attend meetings of the Board and of its Committees.

Under the Company's Delegation of Authority, the Board is responsible, inter alia, for the approval of the annual corporate budget and for significant: acquisitions and disposals of assets; expenditure decisions outside of the corporate budget; hedging of product sales; sales contracts; and financing arrangements.

ETHICAL STANDARDS

In pursuance of the promotion of high standards of corporate governance, the Board has, without adopting a formal code of ethics, established and maintained various internal standards which extend beyond requirements prescribed by law.

SHARE TRADING GUIDELINES

In addition to the provisions of the Corporations Act, which apply to all Santos employees, the Company has developed specific written guidelines that prohibit Directors and executives from acquiring, selling or otherwise trading in the Company's shares if they possess material price-sensitive information which is not in the public domain.

The guidelines provide that Directors and executives may, in general, only trade in Santos securities in the 21 days commencing three days after the announcement of the Company's half yearly results, annual results and Annual General Meeting. Share trading has also been permitted when the Company has a current disclosure document (prospectus) lodged with ASIC. Under the guidelines, Directors must inform and receive acknowledgement from the Chairman or his representative (and executives from the Secretary or a person appointed by the Board) of an intention prior to any dealings in securities either by themselves or by their associates.

CONTINUOUS DISCLOSURE

The Company has developed policies and procedures in accordance with its commitment to fulfilling its obligations to shareholders and the broader market for continuous disclosure. The policy is regularly reviewed and updated for changes to the law and the Listing Rules. All material information disclosed to the ASX is posted on the Company's website at www.santos.com.

SANTOS GROUP INTERESTS

as at 8 February 2002

Licence Area	% Interest
South Australia	
Cooper Basin (Fixed Factor Area) (PPLs 6-20, 22-25, 27-61, 63-75, 78-117, 119, 120, 124, 126-130, 132-140, 143-146, 148-151, 153-155, 157, 159-166, 169-181, 183-186, 188-190, 192, 193, 195, 196 & 198)	59.8
Patchawarra East Joint Operating Area (PPLs 26, 76, 77, 118, 121-123, 125, 131, 142, 147, 152, 156, 158, 167, 182, 187, 191, 194 & 197)	69.4
SA Unit and Downstream	59.8
Queensland	
South-west Queensland	
ATP 259P	
Naccowlah (PLs 23-26, 35, 36, 62, 76-79, 82, 87, 105, 107, 109, 133, 149, 175, 181 & 182)	55.5
Total 66 (PLs 34, 37, 63, 68, 75, 84, 88, 110, 129, 130, 134, 140, 142-144, 150, 168, 178 & Pipeline Licences No 8 & 14)	70.0
Wareena (PLs 113, 114, 141, 145, 148, 153, 157 & 158)	61.2
Innamincka (PLs 58, 80, 136, 137 & 159)	70.0
Alkina	72.0
Aquitaine A (PLs 86, 131, 146 & 177)	52.5
Aquitaine B (PLs 59-61, 81, 83, 85, 97, 106, 108, 111, 112, 132, 135, 139 & 147)	55.0
Aquitaine C (PLs 138 & 154)	47.8
50/40/10 (PL 55)	60.0
SWQ Unit (PLs 5, 9, 12-13, 16-18, 31, 34-40, 46-48, 62 & 64-72)	60.1
ATP 267P (Nockatunga) (PLs 33, 50 & 51)	59.1
ATP 299P (Tintaburra) (PLs 29, 38, 39, 52, 57, 95, 169 & 170)	89.0

Licence Area	% Interest
Surat Basin	
ATP 212P (Major) (PLs 30, 56 & 74)	15.0
ATP 336P (Kalima)	85.0
ATP 336P (Roma) (PLs 3-13, 93 & Pipeline Licence No 2)	85.0
ATP 336P (Waldegrave) (PLs 10-12, 28, 69 & 89)	46.3
ATP 378P (Scotia/Burunga) (PL 176)	100.0
ATP 470P (Redcap) (PL 71)	10.0
ATP 471P (Bainbilla) (PL 119)	16.7
ATP 471P (Myall)	51.0
ATP 552P (Grail North)	35.5
ATP 552P	22.0
ATP 685P (Cockatoo Creek)	100.0
Boxleigh	100.0
PL 1 (Moonie)	100.0
PL 1 (2) (Cabawin)	100.0
PL 1 (2) (Cabawin Farm-out)	50.0
PL 2 (Kooroon)	52.5
PL 2C (Alton)	100.0
PL 2C (Alton Farm-out)	63.5
PL 5 (Barcoo)	85.0
PL 5 (Drillsearch)	21.3
PL 5 (Mascotte)	42.5
PL 11 (Snake Creek East)	25.0
PL 12 (Trinidad)	92.5
PL 17	70.0
PL 17 (Bennett Exclusion)	100.0
PL 17 (Leichardt Exclusion)	70.0
PLs 21, 22, 27 & 64 (Balonne)	12.5
Denison Trough	
ATP 337P (PLs 41-45, 54, 67, 173, 183 & Pipeline Licences No 10 & 11)	50.0
ATP 553P	50.0

Licence Area	% Interest
Facilities	
Wungoona Processing Facilities	50.0
Moonie to Brisbane Pipeline	100.0
Jackson Moonie Pipeline	82.8
Ballera to Mt Isa Pipeline	18.0
Victoria	
Otway Basin	
PEP 153	100.0
PEP 154	90.0
PEP 160	60.0
PLs 4, 5 & 7	100.0
PLs 6, 9 & 10	90.0
VIC P/44	50.0
VIC/RL7 (La Bella)	10.0
VIC/RL8 (Minerva)	10.0
Gippsland Basin	
VIC/RL1 (Golden Beach)	66.7
VIC/RL2 (Kipper)	20.0
VIC/RL3 (Sole)	70.0
Tasmania	
Bass Basin	
T/RL1 (Yolla)	5.0
Northern Territory	
Amadeus Basin	
OL 3 (Palm Valley)	48.0
OLs 4 and 5 (Mereenie)	65.0
RL2 (Dingo)	65.7
Mereenie-Brewer Estate Pipeline	65.0
Offshore Northern Australia	
Carnarvon Basin	
EP 61	28.6
EP 62	28.6

Licence Area	% Interest
EP 65	35.7
EP 66	35.7
EP 325	25.0
EP 357	35.7
L1H	28.6
L1O	28.6
TL/2	15.0
TL/3	28.6
TL/4	35.7
TL/7	35.7
TP/2	28.6
TP/3 (1 & 2)	35.7
TP/3 (3)	75.0
TP/7 (1-3)	43.7
TP/7 (4)	18.7
TP/13	33.3
TP/14	28.6
WA-1-P	22.6
WA-7-L	28.6
WA-8-L (Talisman)	37.4
WA-13-L (East Spar)	45.0
WA-15-L	54.2
WA-15-L (Lower Area)	36.0
WA-20-L (Legendre)	22.6
WA-149-P	18.7
WA-191-P	33.4
WA-208-P	20.0
WA-209-P	36.0
WA-214-P	20.0
WA-264-P	66.7
WA-298-P	20.0

Licence Area	% Interest
Browse Basin	
WA-239-P	10.0
WA-242-P	33.3
WA-281-P	27.5
WA-282-P	42.5
WA-283-P	27.5
Bonaparte Basin	
NT/RL1 (Petrel)	95.0
WA-6-R (Petrel West)	95.0
WA-18-P (Tern)	100.0
Timor Sea	
AC/L1 (Jabiru)	10.3
AC/L2 (Challis)	10.3
AC/L3 (Cassini)	10.3
AC/P15	33.3
NT/P47	40.0
NT/P48	40.0
NT/P61	100.0
Timor Gap	
ZOCA 91-01	25.0
ZOCA 91-12	21.4
Bayu-Undan Gas Field	11.8
Papua New Guinea	
PDL 1	31.0
PDL 3	15.9
PL 3	3.6
PPL 157	35.3
PPL 189	42.6
PPL 190	31.3
PPL 206	48.0
PPL 228	40.0
PRL 4	35.3
PRL 5	35.3
SE Gobe Unit	9.4

Licence Area	% Interest
Indonesia	
Bentu	61.1
Korinci-Baru	61.1
Madura Offshore	75.0
Sampang	45.0
Warim	20.0
United States of America	**Avg working interest**
Gulf of Mexico	
– EC 155	80.0
– EI 59	20.0
– EI 143	20.0
– EI 335	20.0
– VR 247	75.0
– WC 272	50.0
– WC 276	50.0
– WC 582	80.0
– WC 632	50.0
South Texas	
– Aransas Bay	25.0
– Ashland Deep	62.0
– Birdie Porter Green	50.0
– Fuhrken	25.0
– Lafite/Allen Dome	40.0
– Mountainside	25.0
– Oelrich	100.0
– Queen City	47.0
– Remmers	64.0
– Suemaur JV	25.0
– Driscoll	25.0

SANTOS'
AREAS OF OPERATION



Timor Gap
Timor Sea
Browse Basin
Carnarvon Basin
Darwin
McArthur River
Mt Isa
Amadeus Basin
Alice Springs
Surat Basin & Denison Trough
Gladstone
Cooper/ Eromanga Basins
Brisbane
Indian Ocean
Kalgoorlie
Perth
Pt Bonython
Adelaide
Sydney
Canberra
Otway Basin
Melbourne
Southern Ocean
Hobart
0 1000 kilometres
Legend
Exploration
Production
Santos acreage
Oil field
Gas field
Prospect
Oil pipeline
Gas pipeline
Ethane pipeline

SANTOS ACREAGE - Carnarvon Basin



0 100 kilometres
WA-191-P(1)
WA-1-P(1)
WA-8-L
WA-191-P(2)
WA-208-P
WA-20-L
WA-1-P(2)
WA-1-P(3)
WA-209-P
Reindeer
Stag
WA-15-L
WA-261-P
WA-214-P
WA-298-P
John Brookes
East Spar
Barrow Island
EP 61 (1,2,3)
WA-264-P
EP 357
TP/3 (2)
EP 325
WA-24-P
Thevenard Island
Western Australia

SANTOS ACREAGE - Bonaparte & Browse Basin



Timor
Zone of Co-Operation
NT/P 48
91-01
Jahal
Kakatua
AC/P15
Elang
Bayu-Undan
NT/P 47
NT/P 61
91-12
Jabiru
Challis
Skua
AC/L1
AC/L2
AC/L3
AC/L4
Territory of Ashmore & Cartier Islands
Darwin
WA-6-R
Petrel
NT/RL1
Tern
WA-18-P
Indian Ocean
WA-281-P
WA-283-P
WA-239-P
WA-282-P
WA-242-P
Western Australia
Northern Territory
0 200 kilometres

SANTOS ACREAGE - Cooper Basin



South Australia
Queensland
Ballera
Jackson
Moomba
0 50 kilometres
New South Wales

SANTOS ACREAGE - Otway Basin



PEP 154 (B)
Victoria
Cobden
Warrnambool
PEP 154 (A)
PEP 153
PL 6
Timboon
North Paaratte Gas Facility
Heytesbury Gas Facility
VIC/P44
VIC/RL8 Minerva
Port Campbell
VIC/RL 7 La Bella
0 25 kilometres
Southern Ocean

SANTOS ACREAGE · Bentu PSC/Korinci Baru PSC (Sumatra)


Sumatra
Pekanbaru
Proposed Asamera
Duri pipeline
Baru
Perak-Korinci Trend
Bumi
Perak
Korinci/Perak
Korinci-Baru
PSC
Terusan
Pulp & Paper
Mill
Bentu
Terusan
Mangan
Seng
Segat
Besi
Bentu PSC
0
25
kilometres

SANTOS ACREAGE · Sampang PSC and Madura Offshore PSC (Java)


Java Sea
Madura Island
Madura Offshore PSC
Sampang PSC
Surabaya
Anggur
Oyong
Dukuh
Flamboyan
Wunut
Enau
Madura Strait
Java
0
50
kilometres

SANTOS ACREAGE · Papua New Guinea


PPL 228
Papua New Guinea
Warim PSC
Kau 2
Juhu
PDL 1
Hides
Stanley
Papua
PRL 4
PRL 5
Kutubu
PPL 190
PDL 3
Wasuma
Bosavi
SE Gobe
W Anesi
SE Kanau
Barikewa
PPL 189
PPL 206
0
100
kilometres
Kumul
Offshore
Facility

SANTOS ACREAGE · South East Asia


Pacific Ocean
Sumatra
Korinci-Baru
Bentu
Indonesia
Sampang
Madura
Java
Warim
Papua
SE Gobe
Papua New Guinea
0
1000
kilometres
Australia

SANTOS ACREAGE · USA


Texas
Louisiana
Houston
Lafite/Allen Dome
Remmers/Oelrich
BP Green/Fuhrken
(Runnells)
WC272
EC155
EL39
EL143
WC276
VR247
Suemaur
WC582
EL335
Queen City
(Mew)
Aransas Bay
WC632
Mountainside
(Henderson)
Suemaur
Mexico
Suemaur
0
200
kilometres

10 YEAR SUMMARY 1992–2001

As at 31 December	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Santos average realised oil price (A$/bbl)	28.65	**27.64**	23.64	**24.96**	27.43	**27.42**	20.95	**27.57**	46.54	**45.53**
Financial Performance ($million)										
Product sales revenue	689.8	**680.2**	640.0	**671.6**	729.2	**778.5**	769.4	**944.5**	1,497.1	**1,459.7**
Total operating revenue	741.5	**931.6**	727.3	**740.1**	804.0	**859.5**	1,000.8	**995.6**	1,556.2	**1,561.8**
Foreign currency gains/(losses)	(36.8)	**(7.3)**	66.3	**(16.0)**	25.0	**3.6**	2.0	**0.3**	2.7	**0.2**
Profit from ordinary activities before tax	217.6	**279.9**	306.6	**241.0**	331.9	**322.3**	267.3	**339.6**	725.9	**627.6**
Income tax relating to ordinary activities	104.9	**60.6**	116.2	**130.4**	136.0	**116.1**	91.0	**30.5**	239.1	**181.7**
Net profit after income tax attributable to the shareholders of Santos Ltd	112.7	**219.3**	190.4	**110.6**	195.9	**206.2**	176.3	**309.1**	486.8	**445.9**
Financial Position ($million)										
Total assets	2,821.8	**2,831.2**	2,897.2	**2,915.5**	3,443.4	**4,036.2**	4,236.1	**4,338.7**	4,659.8	**5,048.7**
Net debt	797.4	**711.2**	619.9	**642.0**	938.6	**1,114.2**	1,280.0	**1,301.1**	866.6	**1,060.8**
Total equity	1,231.7	**1,380.6**	1,532.2	**1,519.3**	1,586.3	**1,919.0**	1,939.2	**2,056.7**	2,310.9	**2,726.6**
Reserves and Production (mmboe)										
Proved and Probable Reserves (2P)	670	**675**	663	**703**	860	**1,009**	966	**941**	921	**724**
Production	34.6	**36.3**	37.2	**36.8**	39.2	**41.1**	45.6	**49.2**	56.0	**55.7**
Exploration										
Wells drilled (number)	41	**66**	63	**66**	91	**112**	81	**34**	42	**50**
Expenditure ($million)	76.7	**79.6**	91.9	**87.9**	121.1	**190.1**	180.7	**78.1**	100.1	**150.8**
Other Capital Expenditure ($million)										
Field developments	33.2	**40.0**	52.2	**53.9**	105.8	**179.7**	158.1	**116.8**	187.1	**250.7**
Buildings, plant and equipment	75.6	**80.6**	30.5	**40.1**	150.3	**205.4**	165.7	**102.5**	153.5	**258.7**

Prior year amounts have, where applicable, been adjusted to place them on a comparable basis with current year amounts.

As at 31 December	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Share Information										
Share issues	Dividend Reinvestment Plan	Dividend Reinvestment Plan	Dividend Reinvestment Plan/ Executive Share Plan	–	–	1 for 8 rights issue/ Employee Share Plan	Employee Share Plan	Employee Share Plan/ Executive Share Plan	Employee Share Plan/ Executive Share Plan/ Restricted Shares/ Exercise of Options	Employee Share Plans/ Executive Share Plans/ Share Buy-back/ Exercise of Options/ Schemes of arrangements
Number of issued ordinary shares at year end (million)	498.6	517.9	539.6	539.6	539.6	607.3	607.8	608.2	610.4	579.3
Number of issued preference shares at year end (million)	–	–	–	–	–	–	–	–	–	3.5
Weighted average number of ordinary shares (million)	495.7	518.8	539.2	553.3	553.4	583.7	605.6	606.1	608.3	612.4
Dividends per ordinary share										
– ordinary (¢)	21.0	22.0	22.0	23.0	24.0	25.0	25.0	27.0	30.0	30.0
– special (¢)	–	5.0	–	–	–	–	–	–	10.0	–
Dividends										
– ordinary ($million)	102.7	112.3	117.2	123.6	129.0	151.3	151.4	163.7	182.7	179.9
– special ($million)	–	25.8	–	–	–	–	–	–	61.2	–
Ratios and Statistics										
Earnings per share (¢)	22.7	42.3	35.3	20.0	35.4	35.3	29.1	51.0	80.0	72.8
Return on total operating revenue (%)	15.2	23.5	26.2	14.9	24.4	24.0	17.6	31.0	31.3	28.6
Return on average equity (%)	9.4	16.8	13.1	7.2	12.6	11.8	9.1	15.5	22.3	17.7
Return on average capital employed (%)	7.3	12.3	10.3	6.1	9.6	8.7	7.1	11.5	16.7	14.1
Net debt/equity (%)	64.7	51.5	40.5	42.3	59.2	58.1	66.0	63.3	37.5	38.9
Net interest cover (times)	5.9	7.0	8.3	5.8	6.2	5.4	4.4	5.2	9.1	9.7
General										
Number of employees	1,468	1,526	1,492	1,471	1,461	1,615	1,650	1,645	1,631	1,713
Number of holders of ordinary shares	35,492	42,068	50,595	55,684	55,482	65,459	81,286	81,416	76,457	86,472
Market capitalisation ($million)	1,289	1,988	1,868	2,111	2,741	3,826	2,654	2,516	3,670	3,589

FINANCIAL REPORT

CONTENTS

DIRECTORS' STATUTORY REPORT

The Directors present their report together with the financial report of Santos Ltd ("the Company") and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the financial year ended 31 December 2001, and the auditor's report thereon. Information in this Annual Report referred to by page number in this report or contained in a Note to the financial statements referred to in this report is to be read as part of this report.

1. Directors, Directors' Shareholdings and Directors' Meetings

The names of Directors of the Company in office at the date of this report and details of the relevant interest of each of those Directors in shares in the Company at that date are as set out below:

Surname	Other Names	Shareholdings in Santos Ltd: Ordinary Shares	Reset Convertible Preference Shares
Barnett	Peter Charles	12,394	
Conroy	Francis John	1,900	
Ellice-Flint	John Charles (Managing Director)	1,000,000 *	
Gerlach	Stephen (Chairman)	27,305	
McGregor	Graeme William	10,000	200
O'Leary	Michael Anthony	4,725	
Sloan	Judith	2,500	125
Webber	Ian Ernest	20,771	200

The above named Directors held office during and since the end of the financial year.

Except where otherwise indicated, all shareholdings are of fully paid ordinary shares.

* These shares are Restricted Shares issued on the terms described in Note 19 to the financial statements.

No Director holds shares in any related body corporate, other than in trust for the Company.

At the date of this report, Mr J C Ellice-Flint holds 3,000,000 options under the Santos Executive Share Option Plan and subject to the further terms described in Note 19 to the financial statements.

Details of the qualifications, experience and special responsibilities of each Director are set out on pages 28 and 29 of this Annual Report.

Directors' Meetings

The number of Directors' Meetings and meetings of committees of Directors held during the financial year and the number of meetings attended by each Director are as follows:

Surname	Other Names	Directors' Meetings		Audit Committee		Environmental Committee		Nomination and Remuneration Committee		Remuneration Committee	
		No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended
Uhrig[1]	John Allan	4	4					1	1	1	1
Barnett	Peter Charles	11	11			2	2	1	1		
Conroy	Francis John	11	9					1	1		
Ellice-Flint	John Charles	11	11			2	2				
Gerlach	Stephen	11	11			2	2	1	1	3	3
McArdle[2]	John Walter	5	5								
McGregor	Graeme William	11	10	5	5			1	1		
O'Leary	Michael Anthony	11	11			2	2	1	1		
Sloan	Judith	11	11	5	5			1	1	4	4
Webber	Ian Ernest	11	11	5	5			1	1	4	3

* Reflects the number of meetings held during the time the Director held office, or was a member of the Committee, during the year.

1 Retired as a Director of the Company on 4 May 2001.

2 Retired as a Director of the Company on 14 July 2001.

A Special Committee of the Board, comprising S. Gerlach, F.J. Conroy and G.W. McGregor, was established in relation to the Share Buy-Back and issue of Reset Convertible Preference Shares. The Committee held two meetings and these were attended by all members of that Committee.

As at the date of this report, the Company had an audit committee of the Board of Directors.

Particulars of the Company's corporate governance practices appear on pages 30 and 31 of this Annual Report.

2. Principal Activities

The principal activities of the consolidated entity during the financial year were: petroleum exploration; the production, treatment and marketing of natural gas, crude oil, condensate, naphtha and liquid petroleum gas; and the transportation by pipeline of crude oil. No significant change in the nature of these activities has occurred during the year.

3. Review and Results of Operations

A review of the operations and of the results of those operations of the consolidated entity during the financial year are contained in pages 3, 5 to 14, 16 to 18 and 20 to 26 of this Annual Report.

4. Dividends

In respect of the financial year:

(a) the Directors on 13 February, 2002 declared a fully franked final dividend of 15 cents per fully paid ordinary share be paid on 2 April, 2002 to members registered in the books of the Company as at close of business on 8 March, 2002 and declared that such dividend be a Class C franked dividend to the extent of 100%. This final dividend amounts to approximately $86.8 million;

(b) a fully franked dividend of $143.4 million ($3.54 per share) was paid to members participating in the Company's off market share buy-back on 4 December, 2001; and

(c) a fully franked interim dividend of $92.9 million (15 cents per share) was paid to members in September 2001.

A fully franked final dividend of $91.7 million and a fully franked special dividend of $61.2 million on the 2000 results (15 and 10 cents per share respectively) were paid in April 2001. Indication of these dividend payments was disclosed in the 2000 Annual Report.

5. State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year other than those referred to on pages 3, 6, 7, 12, 13, 18 and 19 of this Annual Report, including those relating to: the issue of $350 million of Reset Convertible Preference Shares (refer Note 19 to the Financial Statements); the Buy-Back of $250 million fully paid ordinary shares (refer Note 19 to the Financial Statements); the issue of 4,524,568 fully paid ordinary shares pursuant to schemes of arrangement to acquire all outstanding shares and options in Natural Gas Australia Ltd (refer Note 19 to the Financial Statements); and the results of the reserves review and reclassification undertaken during the year.

6. Environmental Regulation

The consolidated entity's Australian operations are subject to various environmental regulations under Commonwealth, State and Territory legislation, including under applicable petroleum legislation and in respect to : its South Australian operations, some 34 State and Commonwealth Acts and licences (nos. EPA 2569, 1259, 888 and 2164) issued under the Environmental Protection Act, 1993; its Queensland operations, some 27 State and Commonwealth Acts and licence no. 150029 issued under the Environmental Protection Act, 1994; its Northern Territory operations, some 15 Territory and Commonwealth Acts; its offshore operations, some 29 State, Territory and Commonwealth Acts; and its Victorian operations, some 22 State and Commonwealth Acts. Applicable legislation and requisite environmental licences are specified in the entity's relevant Environmental Compliance Manuals, which Manuals form part of the consolidated entity's overall Environmental Management System. Compliance performance is monitored on a regular basis and in various forms, including environmental audits conducted by regulatory authorities and by the Company, either through internal or external resources. During the financial year: no fines were imposed; no prosecutions were instituted; and no notice of non-compliance with the above referenced regulations was received from a regulatory body.

7. Events Subsequent to Balance Date

In the opinion of the Directors there has not arisen in the interval between the end of the financial year and the date of this report any matter or circumstance that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

8. Likely Developments

Certain likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years are referred to at pages 5 to 9, 11, 14 to 18, 20 and 22 of this Annual Report. Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

9. Directors' and Senior Executives' Emoluments

The remuneration policies and practices of the Company, (including the compensation arrangements for executive Directors and senior management), the Company's superannuation arrangements, the fees for non-executive members of the Board (within the aggregate amount approved by shareholders), the Company's employee share and option plans and executive and senior management performance review and succession planning are matters referred to and considered by the relevant Committee of the Board, which has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Non-executive Directors - As indicated above, within the aggregate amount approved by shareholders, the fees of the Chairman and non-executive Directors are set at levels which represent the responsibilities of and the time commitments provided by those Directors in discharging their duties. Regard is also had to the level of fees payable to non-executive Directors of comparable companies.

Non-executive Directors are also entitled to receive a retirement payment upon ceasing to hold office as a Director. The retirement payment (inclusive of superannuation guarantee charge entitlements) is made pursuant to an agreement entered into with each Director in terms approved by shareholders at the 1989 Annual General Meeting.

Senior Executives - Remuneration levels are competitively set to attract, retain and motivate appropriately qualified and experienced senior executives capable of discharging their respective responsibilities.

Remuneration packages of senior executives include long term performance based components in the form of equity participation through the Santos Executive Share Option Plan. Options issued under the Plan are linked to the longer term performance of the Company and are only exercisable following the satisfaction of performance hurdles that are designed to maximise shareholder wealth. Short term components of remuneration packages are being addressed in the form of a percentage of base remuneration which is "at risk" against agreed performance criteria.

Details of the nature and amount of each element of the emoluments for the financial year of each Director and each of the five officers of the Company and the consolidated entity receiving the highest emoluments are:

Non-Executive Directors		Directors' Fees $	Committee Fees $	Superannuation Contributions (1) $	Non-Cash Benefits $	Retirement Payment $	Total $
Uhrig	John Allan (Former Chairman)	72,062	–	–	22,667	882,185	976,914
Gerlach	Stephen (Chairman)	174,113	8,000	8,610	5,251	–	195,974
Barnett	Peter Charles	70,000	5,500	6,040	–	–	81,540
Conroy	Francis John	70,000	–	5,600	–	–	75,600
McGregor	Graeme William	70,000	8,000	6,240	–	–	84,240
O'Leary	Michael Anthony	70,000	5,500	6,040	–	–	81,540
Sloan	Judith	70,000	5,500	6,040	–	–	81,540
Webber	Ian Ernest	70,000	5,500	6,040	–	–	81,540

Executive Directors		Position	Base Remuneration (2) $	Bonuses $	Other Benefits (3) $	Retirement Payments (4) $	Total $	Options (7)
Ellice-Flint	John Charles	CEO & Managing Director	1,000,000	1,121,918	242,023	–	2,363,941	–
McArdle	John Walter (5)	Former Executive Director Executive General Manager Commercial	661,962	50,000	175,660	174,577	1,062,199	–
Executive Officers								
Armstrong	John Dennis (6)	General Manager Offshore Australia Business Unit	513,021	38,750	133,291	1,429,612	2,114,674	–
McArdle	Rodney Eric	Former General Manager Queensland and NT Business Unit	233,261	30,833	76,988	575,733	916,815	–
Khurana	Ashok	Former General Manager Petroleum Development and Planning	316,447	27,452	66,310	486,172	896,381	–
Young	Jon Terence	General Manager South Australia Business Unit	330,000	24,750	114,177	–	468,927	250,000
Roberts	Michael George	Group General Counsel & Company Secretary	262,642	21,875	114,658	–	399,175	–

(1) Contributions made in accordance with the Company's Superannuation Guarantee Charge obligations

(2) Base Remuneration includes base salary, packaged benefits and FBT (where applicable)

(3) Other Benefits are non base remuneration benefits including Company contributions to superannuation and the cost to the Company of cars (including applicable FBT).

(4) Includes contractual and statutory payments made upon retirement.

(5) Retired as Executive Director on 14 July, 2001 and as Executive General Manager - Commercial on 31 December, 2001.

(6) Retired as General Manager - Offshore Australia Business Unit on 31 December, 2001.

(7) Number of shares over which options were granted by the Company during the year. Options were granted pursuant to the Santos Executive Share Option Plan, details of which are described in Note 19 to the financial statements. The Options were valued by independent valuers using the Binomial option pricing model as follows:-

Grant Date	Exercise Price	Expiry Date	Valuation
6 June 2001	$6.69	5 June 2006	250,000 options first exercisable on 6 June 2004 : $0.68 per option

These values have not been included in the emoluments disclosed above as they are only notional values and ultimately no benefit may accrue.

Note: The officers (including former officers) disclosed above were those executive officers within the consolidated entity responsible for strategic direction and operational management of major business units receiving the highest emoluments.

No options have been granted since the end of the financial year. Information in relation to shares issued as a result of the exercise of options over unissued shares is contained in Note 19 to the financial statements.

10. Indemnification

Article 177 of the Company's Constitution provides that the Company indemnifies each person who is or who has been an "officer" (as defined in the Corporations Act) of the Company against any liability to another person (other than the Company or a related body corporate) arising from their position as such officer, unless the liability arises out of conduct involving a lack of good faith. The Company has insured against amounts which it is liable to pay pursuant to Article 177 or which it otherwise agrees to pay by way of indemnity. Article 177 also provides for an indemnity in favour of an officer or auditor (KPMG) in relation to costs incurred in defending proceedings in which judgement is given in their favour or in which they are acquitted or the Court grants relief.

In conformity with Article 177, the Company is party to Deeds of Indemnity in favour of each of the Directors referred to in this report, who held office during the year and certain General Managers of the consolidated entity, being indemnities to the full extent permitted by law. There is no monetary limit to the extent of the indemnity under those Deeds and no liability has arisen thereunder during or since the financial year other than in respect of the legal costs referred to below.

During and since the financial year up to the date of this report, legal costs of $94,561 have been paid by the Company in defending certain proceedings in relation to termination of employment brought by a former employee against: the Company; the former Managing Director, Mr N R Adler; another employee of the consolidated entity, Dr J D Armstrong; and a former employee of the consolidated entity. These costs, which insofar as they relate to the three personal defendants have been paid pursuant to the terms of the above Deeds of Indemnity, have not been apportioned among the Company nor the three indemnified personal defendants and therefore it is not possible to determine the amount paid on behalf of each of them.

11. Rounding

Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, applies to the Company and accordingly amounts have been rounded off in accordance with that Class Order, unless otherwise indicated.

This report is made on 13 February, 2002 in accordance with a resolution of the Directors.

Director

13 February, 2002

Director

STATEMENTS OF FINANCIAL PERFORMANCE

for the year ended 31 December 2001

		Consolidated		Santos Ltd	
	note	**2001 $million**	2000 $million	**2001 $million**	2000 $million
Product sales	2	**1,459.7**	1,497.1	**567.6**	507.2
Cost of sales	3	**(798.1)**	(697.2)	**(300.0)**	(238.1)
Gross profit		**661.6**	799.9	**267.6**	269.1
Other revenue from ordinary activities:					
Proceeds from sale of non-current assets		**22.2**	9.7	**0.4**	0.4
Proceeds from sale of associated company		**–**	325.5	**–**	325.5
Other	2	**79.9**	49.4	**505.6**	216.1
		102.1	384.6	**506.0**	542.0
Book value of non-current assets sold		**(21.8)**	(9.8)	**(0.3)**	(0.5)
Book value of associated company sold		**–**	(295.7)	**–**	(351.7)
Share of net loss of associated company		**–**	(18.7)	**–**	–
Write-down of exploration expenditure	4	**(3.8)**	(9.7)	**(3.8)**	–
Selling, general and administrative expenses	3	**(46.2)**	(38.9)	**(39.1)**	(40.3)
Borrowing costs	5	**(64.3)**	(85.8)	**(52.0)**	(79.8)
Profit from ordinary activities before income tax expense	6	**627.6**	725.9	**678.4**	338.8
Income tax expense relating to ordinary activities	7	**(181.7)**	(239.1)	**(77.5)**	(72.1)
Net profit after income tax attributable to the shareholders of Santos Ltd		**445.9**	486.8	**600.9**	266.7
Increase in foreign currency translation reserve		**1.5**	1.3	**–**	–
Total changes in equity from non-owner related transactions attributable to the shareholders of Santos Ltd		**447.4**	488.1	**600.9**	266.7

Basic earnings per share (cents)	22	**72.8**	80.0

The statements of financial performance are to be read in conjunction with the notes to the financial statements.

STATEMENTS OF FINANCIAL POSITION

as at 31 December 2001

		Consolidated		Santos Ltd	
	note	**2001 $million**	2000 $million	**2001 $million**	2000 $million
Current assets					
Cash		**106.3**	182.5	**17.6**	12.7
Receivables	9	**274.7**	234.7	**1,616.5**	1,176.5
Inventories	10	**110.5**	98.8	**52.4**	45.1
Other	11	**30.9**	20.8	**–**	–
Total current assets		**522.4**	536.8	**1,686.5**	1,234.3
Non-current assets					
Exploration and development expenditure	12	**2,872.1**	2,623.7	**877.6**	841.5
Land and buildings, plant and equipment	13	**1,478.5**	1,344.0	**584.9**	570.6
Other financial assets	14	**35.0**	33.8	**1,662.7**	1,838.9
Intangibles	15	**26.5**	35.6	**–**	–
Deferred tax assets		**45.3**	16.4	**–**	–
Other	11	**68.9**	69.5	**2.8**	5.3
Total non-current assets		**4,526.3**	4,123.0	**3,128.0**	3,256.3
Total assets		**5,048.7**	4,659.8	**4,814.5**	4,490.6
Current liabilities					
Payables	16	**242.5**	260.6	**416.7**	560.0
Deferred income		**20.2**	25.3	**8.8**	11.8
Interest-bearing liabilities	17	**229.8**	61.5	**1,262.9**	1,273.2
Current tax liabilities		**92.4**	215.5	**39.2**	57.5
Provisions	18	**132.8**	201.0	**119.9**	190.4
Total current liabilities		**717.7**	763.9	**1,847.5**	2,092.9
Non-current liabilities					
Deferred income		**22.9**	–	**–**	–
Interest-bearing liabilities	17	**937.3**	987.6	**–**	–
Deferred tax liabilities		**557.7**	518.2	**252.5**	251.9
Provisions	18	**86.5**	79.2	**27.6**	28.1
Total non-current liabilities		**1,604.4**	1,585.0	**280.1**	280.0
Total liabilities		**2,322.1**	2,348.9	**2,127.6**	2,372.9
Net assets		**2,726.6**	2,310.9	**2,686.9**	2,117.7
Equity					
Contributed equity	19	**1,864.2**	1,572.6	**1,864.2**	1,572.6
Reserves	20	**1.7**	0.2	**–**	–
Retained profits	21	**860.7**	738.1	**822.7**	545.1
Total equity		**2,726.6**	2,310.9	**2,686.9**	2,117.7

The statements of financial position are to be read in conjunction with the notes to the financial statements.

STATEMENTS OF CASH FLOWS

for the year ended 31 December 2001

		Consolidated		Santos Ltd	
	note	2001 $million	2000 $million	2001 $million	2000 $million
Cash flows from operating activities					
Receipts from customers		**1,569.2**	1,533.8	**608.1**	548.9
Dividends received		**3.1**	1.4	**430.9**	99.6
Interest received		**11.4**	9.0	**13.5**	24.0
Overriding royalties received		**17.4**	15.0	**23.8**	21.7
Pipeline tariffs and other receipts		**29.6**	17.9	**19.6**	16.4
Payments to suppliers and employees		**(438.8)**	(301.3)	**(195.1)**	(118.7)
Royalty, excise and PRRT payments		**(118.3)**	(94.7)	**(43.2)**	(32.5)
Interest and other costs of finance paid		**(87.3)**	(85.9)	**(52.8)**	(80.8)
Income taxes paid		**(294.2)**	(72.2)	**(89.3)**	(60.6)
Net cash provided by operating activities	25	**692.1**	1,023.0	**715.5**	418.0
Cash flows from investing activities					
Payments for:					
Exploration		**(148.1)**	(93.7)	**(41.9)**	(27.2)
Development		**(237.9)**	(159.1)	**(98.8)**	(61.4)
Land and buildings, plant and equipment		**(237.7)**	(138.6)	**(73.9)**	(70.9)
Acquisitions of oil and gas assets		**(68.9)**	(302.5)	**(4.8)**	(0.1)
Acquisitions of controlled entities		**(51.4)**	–	**(53.4)**	(220.4)
Restoration		**(1.6)**	(0.7)	**(0.6)**	(0.5)
Other investments		**(0.5)**	(0.4)	**(0.5)**	(4.8)
Proceeds from:					
Sale of associated company		**–**	325.5	**–**	325.5
Liquidation of controlled entity		**–**	–	**–**	14.1
Disposal of non-current assets		**22.2**	11.3	**0.4**	0.5
Other		**–**	0.5	**–**	0.5
Net cash used in investing activities		**(723.9)**	(357.7)	**(273.5)**	(44.7)
Cash flows from financing activities					
Dividends paid		**(246.0)**	(182.1)	**(246.0)**	(182.1)
Proceeds from issues of ordinary shares		**28.0**	10.0	**28.0**	10.0
Proceeds from issue of reset convertible preference shares	19	**342.3**	–	**342.3**	–
Off market buy-back of ordinary shares	19	**(250.0)**	–	**(250.0)**	–
Net drawdown/(repayment) of borrowings		**81.1**	(411.9)	**–**	–
Advances to controlled entities		**–**	–	**(312.4)**	(191.3)
Net cash used in financing activities		**(44.6)**	(584.0)	**(438.1)**	(363.4)
Net (decrease)/increase in cash		**(76.4)**	81.3	**3.9**	9.9
Cash at the beginning of the year		**182.5**	97.9	**12.7**	2.8
Effects of exchange rate changes on the balances of cash held in foreign currencies		**0.2**	3.3	**1.0**	–
Cash at the end of the year		**106.3**	182.5	**17.6**	12.7

The statements of cash flows are to be read in conjunction with the notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

1. Statement of Accounting Policies

The significant accounting policies that have been adopted in the preparation of this financial report are:

(a) Basis of preparation

The financial report is a general purpose financial report prepared in accordance with applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on the basis of historical cost principles and does not take into account changes in the purchasing power of money or, except where specifically stated, current valuations of non-current assets. The accounting policies are consistent with those adopted in the previous financial year.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, Santos Ltd being the parent entity, and its controlled entities ("the consolidated entity").

The balances and effects of all transactions between controlled entities included in the consolidated financial statements are eliminated.

Interests in unincorporated joint ventures are recognised by including in the financial statements under the appropriate headings the consolidated entity's proportion of the joint venture costs, assets and liabilities.

(c) Non-current assets

With the exception of exploration expenditure carried forward pertaining to areas of interest in the exploration stage (refer note 1(k)), the carrying amounts of non-current assets are reviewed to determine whether they are in excess of their estimated recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the estimated recoverable amount, the asset is written down to the lower value. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(d) Acquisition of assets

Assets acquired in arm's length transactions are recorded at the cost of acquisition as represented by the purchase consideration which is the fair value of assets given.

On acquisition of a controlled entity, the identifiable net assets acquired are recorded at their fair values. To the extent that there is excess purchase consideration representing goodwill, the goodwill is amortised using the straight line method over a period of 20 years. The unamortised balance of goodwill is reviewed at each balance date and charged against profit to the extent that the balance exceeds the value of expected future benefits.

Assets transferred between entities within the consolidated entity on restructuring may be transferred at other than fair value. The acquiring entity deems the purchase consideration to be the fair value of assets acquired and any difference from the fair value of assets given is brought to account as revenue or expense on restructuring.

(e) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange in effect at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rate of exchange existing on that date. Exchange differences relating to amounts receivable or payable in foreign currencies are brought to account in the statements of financial performance in the period in which they arise except that exchange differences on transactions entered into in order to hedge the purchase or sale of specific goods and services are deferred and included in the measurement of the purchase or sale.

Financial statements of integrated foreign controlled entities are translated at balance date using the temporal method and any profit or loss on the translation of monetary assets and liabilities is brought to account in determining profit for the year.

Financial statements of self-sustaining foreign controlled entities are translated at balance date using the current method and exchange differences are taken directly to the foreign currency translation reserve.

Exchange differences relating to amounts receivable or payable in foreign currencies forming part of the net investment in a self-sustaining foreign operation are transferred on consolidation to the foreign currency translation reserve.

(f) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Tax Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

1. Statement of Accounting Policies (continued)

(g) Revenue

Product sales, equipment rentals and pipeline tariffs, overriding royalties and other income are recognised when the goods and services are provided and the consolidated entity has a legally enforceable entitlement to the proceeds. Interest revenue is recognised as it accrues. Dividend income from controlled entities is recognised as revenue as dividends are declared and from other parties as dividends are received.

(h) Cash

For the purposes of the statements of cash flows, cash includes cash on hand, cash at bank and short-term deposits at call, net of outstanding bank overdrafts.

(i) Receivables

Trade debtors and other receivables are recorded at amounts due. A provision is made for any doubtful debts based on a review of collectability of outstanding amounts at balance date. Bad debts are written off in the period they are identified.

(j) Inventories

Inventories are valued at the lower of cost and net realisable value after provision is made for obsolescence. Cost is determined as follows:

(i) drilling and maintenance stocks, which include plant spares, maintenance and drilling tools used for ongoing operations, are valued at average cost;

(ii) petroleum products, which comprise extracted crude oil, LPG, condensate and naphtha stored in tanks and pipeline systems and processed sales gas and ethane stored in subsurface reservoirs, are valued using the absorption cost method.

(k) Exploration and development expenditure

Exploration and development expenditures in respect of each area of interest are accumulated and carried forward if either:

(i) such expenditure is expected to be recouped through successful development and commercial exploitation of the area of interest; or

(ii) the exploration activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

When an area of interest is abandoned or if Directors consider the expenditure to be of reduced or no further value, accumulated exploration expenditure is written down or off in the period in which such a decision is made.

(l) Borrowings

Borrowings are carried on the statements of financial position at their principal amount. Interest is accrued at the contracted rate.

(m) Leases

Finance leases, which effectively transfer to the lessee substantially all of the risks and benefits incidental to ownership of the leased item, are capitalised at the present value of the minimum lease payments, disclosed as capitalised leases and amortised over the period the lessee is expected to benefit from the use of the leased assets. A corresponding liability is also established and each lease payment is allocated between the principal component and the interest expense.

Operating lease payments, where the lessors effectively retain substantially all the risks and benefits of ownership of the leased items, are charged against profit in equal instalments over the lease term.

(n) Capitalisation of borrowing costs

Pre-production borrowing costs, including interest, finance charges and foreign currency exchange gains and losses relating to major plant and equipment projects under development and construction up to the date of commencement of commercial operations, are capitalised and amortised over the expected useful lives of the facilities. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised. Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rate, which for the year ended 31 December 2001 was 6.21% (2000: 6.70%).

Finance costs incurred in respect of completed projects are expensed.

(o) Deferred income

A liability is recorded for obligations under sales contracts to deliver natural gas in future periods for which payment has already been received.

(p) Depreciation and depletion

Depreciation charges are calculated to write-off the carrying value of buildings, plant and equipment over their estimated useful lives to the entity. Depreciation of onshore buildings, plant and equipment assets is calculated using the straight line method of depreciation. The estimated useful lives to the entity will vary for each asset depending on projected average rate of usage, degree of technical obsolescence, expected commercial life and the period of time during which the right or entitlement to the asset exists. The depreciation rates are reviewed and reassessed periodically in light of technical and economic developments.

1. Statement of Accounting Policies (continued)

(p) Depreciation and depletion (continued)

The useful lives for each class of onshore asset will vary depending on their individual technical and economic characteristics but will generally fall within the following ranges:

• Plant and equipment	
– Computer equipment	3 – 5 years
– Motor vehicles	4 – 7 years
– Furniture and fittings	10 – 20 years
– Pipelines	10 – 30 years
– Plant and facilities	10 – 50 years
• Buildings	20 – 50 years

Depreciation of offshore plant and equipment is calculated using a unit of production method which will proportionately depreciate the assets over the life of the proved plus probable ("2P") reserves on a field by field basis.

Depletion charges are calculated using a unit of production method which will amortise, over the life of the 2P reserves, exploration and development expenditure together with future costs necessary to develop the reserves in the respective areas of interest.

Depletion is not charged on costs carried forward in respect of areas of interest in the development stage until production commences.

(q) Restoration

Provisions are made for environmental restoration of areas of interest where gas and petroleum production is undertaken. Such provisions recognise the estimated future restoration obligations incrementally over the life of the hydrocarbon reserves on a unit of production basis. The estimated future obligations include removing of facilities, abandoning of wells and restoring the affected areas. Estimates for the future restoration obligations are reviewed and reassessed regularly, based on current legal requirements and technology and are measured in current dollars on an undiscounted basis. Adjustments to the provisions are made on a prospective basis.

(r) Employee entitlements

The provisions for employee entitlements to wages, salaries, annual leave and sick leave are measured at undiscounted amounts based on current wage and salary rates and include related on-costs.

Long service leave is provided in respect of all employees, based on the present value of the estimated future cash outflow to be made resulting from employees' services up to balance date, and having regard to the probability that employees as a group will remain in the entity's employ for the period of time necessary to qualify for long service leave.

Contributions to defined benefit superannuation plans sponsored by the consolidated entity are charged against profit. Where the assets of a fund significantly exceed the liabilities and the fund's actuary has so recommended, contributions are suspended until such time as the surplus is reduced.

(s) Employee share ownership plans

The Company operates a number of share ownership plans.

Shares issued under the Santos Executive Share Plan, Santos Executive Share Option Plan and the Santos Employee Share Purchase Plan are treated as equity contributions to the extent the shares are paid up.

The value of the shares issued to eligible employees under the Santos Employee Share Acquisition Plan is expensed over a three year period.

(t) Income tax

Tax effect accounting is applied whereby the income tax charged in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statements of financial position as a deferred tax asset or deferred tax liability. Future income tax benefits relating to entities which incur losses are brought to account where realisation of the benefits is considered to be virtually certain.

(u) Derivative financial instruments

Gains and losses on derivative financial instruments designated as hedges are accounted for on the same basis as the underlying exposures they are hedging. The gains and losses on derivative financial instruments hedging specific purchase or sale commitments are deferred and included in the measurement of the purchase or sale.

(v) Comparatives

The consolidated entity has adopted the presentation and disclosure requirements of Accounting Standards AASB 1018 "Statement of Financial Performance", AASB 1034 "Financial Report Presentation and Disclosure" and AASB 1040 "Statement of Financial Position" for the first time in the preparation of this financial report. In accordance with the requirements of these new/revised Standards, comparative amounts have been reclassified in order to comply with the new presentation format. The reclassification of comparative amounts has not resulted in a change to the aggregate amounts of current assets, non-current assets, current liabilities, non-current liabilities or equity, or the net profit of the Company or economic entity as reported in the prior year financial report.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

2. Revenue from Ordinary Activities	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Revenue from operating activities				
Product sales:				
Gas and ethane	**617.9**	588.1	**287.6**	287.0
Crude oil	**561.0**	627.1	**140.6**	81.3
Condensate/naphtha	**165.5**	157.5	**67.3**	64.3
Liquefied petroleum gas	**115.3**	124.4	**72.1**	74.6
	1,459.7	1,497.1	**567.6**	507.2
Other revenue from operating activities:				
Other:				
Overriding royalties	**18.0**	16.5	**24.1**	22.8
Equipment rentals, pipeline tariffs and other	**21.1**	22.1	**18.4**	15.8
Interest revenue:				
Controlled entities	–	–	**11.8**	23.7
Other entities	**10.9**	9.4	**1.7**	0.3
Dividends from:				
Controlled entities	–	–	**423.7**	98.2
Other entities	**3.1**	1.4	**3.1**	1.4
Proceeds from insurance recovery	**26.8**	–	**16.1**	–
Net revenue on restructuring within the consolidated entity	–	–	**6.7**	53.9
	79.9	49.4	**505.6**	216.1
Revenue from outside operating activities				
Proceeds from disposal of associated company	–	325.5	–	325.5

3. Expenses from Ordinary Activities	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Cost of sales:				
Production costs	**250.1**	232.5	**85.4**	78.8
Pipeline tariffs and tolls	**31.7**	28.9	**15.0**	11.8
Royalty, excise and PRRT	**102.6**	102.2	**41.4**	34.6
Depreciation, depletion and amortisation	**413.5**	337.1	**152.1**	110.0
Third party gas purchases	**13.6**	0.5	**12.7**	2.0
Product inventory movement	**(13.4)**	(4.0)	**(6.6)**	0.9
	798.1	697.2	**300.0**	238.1
Selling, general and administrative expenses:				
Operating expenses	**38.4**	30.8	**27.3**	27.6
Depreciation and amortisation	**7.8**	8.1	**6.3**	6.4
Write-down of investment in controlled entities	–	–	**5.5**	6.3
	46.2	38.9	**39.1**	40.3

4. Depreciation, Depletion and Amortisation	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Depletion of exploration and development expenditure	**277.1**	204.4	**105.2**	69.4
Depreciation of plant and equipment	**119.1**	116.3	**49.4**	44.7
Depreciation of buildings	**3.3**	2.0	**1.8**	1.3
Future restoration costs	**12.4**	12.7	**2.0**	1.0
Amortisation of capitalised leases	**0.4**	0.8	–	–
Amortisation of goodwill	**9.0**	9.0	–	–
	421.3	345.2	**158.4**	116.4
Write-down of exploration expenditure	**3.8**	9.7	**3.8**	–
	425.1	354.9	**162.2**	116.4

5. Borrowing Costs	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Interest expense:				
Controlled entities	–	–	**52.8**	80.7
Other entities:				
On loans	**80.7**	97.2	–	–
On finance leases	**0.7**	0.9	–	–
Less interest capitalised	**(17.1)**	(12.3)	**(0.8)**	(0.9)
	64.3	85.8	**52.0**	79.8

6. Profit from Ordinary Activities

	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Profit from ordinary activities before tax includes the following items classified as part of cost of sales and/or selling, general and administrative expenses:				
Increase in provisions:				
Doubtful debts	**0.2**	0.4	–	0.1
Stock obsolescence	**2.9**	0.6	**0.2**	0.3
Employee entitlements and non-executive Directors' retirement benefits	**5.8**	12.4	**3.3**	9.0
Operating lease rentals	**47.6**	30.1	**17.4**	4.6
Write-down of investment in controlled entities	–	–	**5.5**	6.3
(Profit)/loss on disposal of other non-current assets	**(0.4)**	0.1	**(0.1)**	0.1
Transaction costs associated with the sale of shares in associated company	–	1.8	–	1.8

7. Taxation	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Income tax attributable to profit from ordinary activities				
The prima facie income tax attributable to profit from ordinary activities differs from income tax expense and is calculated as follows:				
Prima facie income tax at 30% (2000: 34%)	**188.3**	246.8	**203.5**	115.2
Tax effect of permanent and other differences which increase/(decrease) income tax expense:				
(Gain)/loss on sale of associated company	–	(1.6)	–	17.4
Rebate on dividend income	**(0.9)**	(9.0)	**(128.0)**	(42.4)
Net revenue on restructuring within the consolidated entity	–	–	**(2.0)**	(18.3)
Other	**(5.7)**	2.9	**4.0**	0.2
	181.7	239.1	**77.5**	72.1
Income tax comprises amounts set aside to:				
Provision for current income tax	**171.1**	231.6	**76.9**	68.9
Deferred tax liability	**39.5**	7.6	**0.6**	3.2
Deferred tax asset	**(28.9)**	(0.1)	–	–
	181.7	239.1	**77.5**	72.1

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

	Consolidated		Santos Ltd	
	2001	2000	**2001**	2000
8. Dividends	**$million**	$million	**$million**	$million
Dividends provided for or paid by the Company				
Interim dividend of 15.0 cents per share, fully franked (2000: 15.0 cents per share, fully franked)	**93.1**	91.0	**93.1**	91.0
Final ordinary dividend of 15.0 cents per share, fully franked (2000: 15.0 cents per share, fully franked)	**86.8**	91.7	**86.8**	91.7
Final special dividend of nil cents per share, fully franked (2000: 10.0 cents per share, fully franked)	**–**	61.2	**–**	61.2
	179.9	243.9	**179.9**	243.9
Franking credits				
Balance of franking account credits at 30% (2000: 34%) available for future distribution of franked dividends, after adjusting for franking credits which will arise from the payment of the current income tax provision at 31 December 2001 and after deducting franking credits to be used in payment of the 2001 final dividend	**479.6**	359.6	**334.4**	57.4

	Consolidated		Santos Ltd	
9. Receivables				
Trade debtors	**171.7**	192.4	**63.5**	69.5
Sundry debtors and prepayments	**104.8**	44.1	**41.8**	18.5
Less provision for doubtful debts	**(1.8)**	(1.8)	**(0.8)**	(0.9)
Amounts owing by controlled entities	**–**	–	**1,512.0**	1,089.4
	274.7	234.7	**1,616.5**	1,176.5

	Consolidated		Santos Ltd	
	2001	2000	**2001**	2000
10. Inventories	**$million**	$million	**$million**	$million
Petroleum products	**75.4**	62.0	**35.8**	29.1
Drilling and maintenance stocks	**41.6**	41.0	**18.0**	17.1
Less provision for obsolescence	**(6.5)**	(4.2)	**(1.4)**	(1.1)
	110.5	98.8	**52.4**	45.1

	Consolidated		Santos Ltd	
11. Other Assets				
Current				
Deferred foreign currency fluctuations on borrowings	**30.9**	20.8	**–**	–
Non-current				
Security deposit	**4.8**	9.2	**2.8**	5.3
Deferred foreign currency fluctuations on borrowings	**63.0**	60.3	**–**	–
Other	**1.1**	–	**–**	–
	68.9	69.5	**2.8**	5.3

12. Exploration and Development Expenditure	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Areas in which production has commenced				
Cost at the beginning of the year	**4,221.2**	3,717.0	**1,311.3**	1,214.8
Expenditure incurred during the year	**320.4**	254.2	**103.4**	96.5
Acquisitions, net of disposals and foreign currency translation	**84.4**	232.6	–	–
Expenditure transferred from areas in the exploration and development stage	**16.2**	22.1	–	–
Expenditure written off during the year	–	(4.7)	–	–
Cost at the end of the year	**4,642.2**	4,221.2	**1,414.7**	1,311.3
Less accumulated depletion	**(2,216.2)**	(1,900.1)	**(722.8)**	(617.6)
	2,426.0	2,321.1	**691.9**	693.7
Areas in the exploration and development stage				
Cost at the beginning of the year	**302.6**	282.0	**147.8**	136.3
Expenditure incurred during the year	**81.1**	33.0	**37.0**	11.5
Acquisitions, net of disposals and foreign currency translation	**82.4**	14.7	**4.7**	–
Expenditure transferred to areas where production has commenced	**(16.2)**	(22.1)	–	–
Expenditure written off during the year	**(3.8)**	(5.0)	**(3.8)**	–
Cost at the end of the year	**446.1**	302.6	**185.7**	147.8
Total exploration and development expenditure	**2,872.1**	2,623.7	**877.6**	841.5

13. Land and Buildings, Plant and Equipment	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Land and buildings				
At cost	**85.7**	78.0	**48.0**	44.4
Less accumulated depreciation	**(42.2)**	(38.9)	**(29.4)**	(27.6)
	43.5	39.1	**18.6**	16.8
Plant and equipment				
At cost	**2,920.2**	2,667.7	**1,430.8**	1,369.7
Capitalised leases	**16.9**	16.9	–	–
	2,937.1	2,684.6	**1,430.8**	1,369.7
Less accumulated depreciation	**(1,502.1)**	(1,379.7)	**(864.5)**	(815.9)
	1,435.0	1,304.9	**566.3**	553.8
Total land and buildings, plant and equipment	**1,478.5**	1,344.0	**584.9**	570.6
Movements during the year				
Land and buildings				
Balance at the beginning of the year	**39.1**	35.2	**16.8**	14.7
Additions	**7.7**	5.9	**3.6**	3.4
Depreciation expense	**(3.3)**	(2.0)	**(1.8)**	(1.3)
Balance at the end of the year	**43.5**	39.1	**18.6**	16.8
Plant and equipment				
Balance at the beginning of the year	**1,304.9**	1,150.7	**553.8**	534.2
Additions	**251.0**	147.6	**62.1**	64.4
Acquisitions	**0.7**	124.8	–	–
Disposals	**(2.6)**	(2.0)	**(0.2)**	(0.1)
Depreciation expense	**(119.5)**	(117.1)	**(49.4)**	(44.7)
Foreign exchange	**0.5**	0.9	–	–
Balance at the end of the year	**1,435.0**	1,304.9	**566.3**	553.8

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

14. Other Financial Assets	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Investments in controlled entities	**–**	–	**1,628.4**	1,805.1
Investments in other listed shares at cost	**35.0**	33.8	**34.3**	33.8
	35.0	33.8	**1,662.7**	1,838.9
Market value of investments in listed shares	**63.5**	46.3	**61.8**	46.3

15. Intangibles	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Goodwill, at cost	**160.2**	160.2	**–**	–
Less accumulated amortisation	**(133.7)**	(124.6)	**–**	–
	26.5	35.6	**–**	–

16. Payables	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Trade creditors	**216.1**	183.9	**63.2**	67.1
Sundry creditors and accruals	**26.4**	76.7	**13.1**	17.9
Amounts owing to controlled entities	**–**	–	**340.4**	475.0
	242.5	260.6	**416.7**	560.0

17. Interest-Bearing Liabilities	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Current				
Lease liabilities	**12.9**	0.4	**–**	–
Amounts owing to controlled entities	**–**	–	**1,262.9**	1,273.2
Medium-term notes	**149.9**	–	**–**	–
Long-term notes	**67.0**	61.1	**–**	–
	229.8	61.5	**1,262.9**	1,273.2
Non-current				
Commercial paper	**145.0**	40.0	**–**	–
Medium-term notes	**20.0**	169.9	**–**	–
Long-term notes	**772.3**	765.1	**–**	–
Lease liabilities	**–**	12.6	**–**	–
	937.3	987.6	**–**	–

Details of major credit facilities

(a) Bank loans

The consolidated entity has access to the following committed revolving facilities:

Revolving facilities at 31 December 2001

Year of maturity	Currency	Amount A$million
2003	Australian dollars	**125.0**
2004	Australian dollars	**100.0**
2005	Australian dollars	**75.0**
2006	Australian dollars	**150.0**
2007	Australian dollars	**150.0**
		600.0

Bank loans bear interest at the relevant interbank reference rate plus 0.15% to 0.48%. The amount drawn at 31 December 2001 is nil (2000: nil).

17. Interest-Bearing Liabilities (continued)

(b) Commercial paper

The consolidated entity has commercial paper programs based in Hong Kong and Australia. The programs which total US$200.0 million (2000: US$200.0 million) (Euro Commercial Paper) and A$800.0 million (2000: A$800.0 million) (Promissory Notes) are supported by the revolving facilities referred to in (a) above. At 31 December 2001, A$145.0 million (2000: A$40.0 million) equivalent of commercial paper is on issue and the weighted average annual effective interest rate is 4.49% (2000: 6.82%).

(c) Medium-term notes

The consolidated entity has a A$500.0 million (2000: A$500.0 million) domestic medium-term note program. At 31 December 2001, A$149.9 million (2000: A$149.9 million) of fixed rate notes have been issued at an annual effective interest rate of 6.55% (2000: 6.55%), maturing in 2002. In addition, A$20.0 million (2000: A$20.0 million) of medium-term notes have been issued at fixed rate and swapped into floating rates of interest of 5.10% (2000: 7.18%) at 31 December 2001, maturing in 2008.

(d) Long-term notes

US$170.0 million (A$334.9 million) (2000: US$170.0 million equivalent to A$305.3 million) of long-term notes were issued to institutional investors in 1993 at an annual effective interest rate of 6.95% and repayable in five annual US dollar instalments which commenced in December 2001. As at 31 December 2001 US$136.0 million (A$268.0 million) remains outstanding (2000: US$170.0 million equivalent to A$305.3 million). In addition, US$290.0 million (A$571.3 million) (2000: US$290.0 million equivalent to A$520.9 million) of long-term notes were issued to institutional investors in 2000 at an annual effective interest rate of 8.41% and are repayable at varying maturity dates between 2007 and 2015.

All facilities are unsecured and arranged through a controlled entity, Santos Finance Ltd, and are guaranteed by Santos Ltd. In addition, Santos Ltd has guaranteed the finance lease obligations of a controlled entity.

18. Provisions

	Consolidated		Santos Ltd	
	2001 $million	2000 $million	**2001 $million**	2000 $million
Current				
Dividends	**86.8**	152.9	**86.8**	152.9
Employee entitlements	**41.7**	47.2	**30.5**	36.6
Future restoration costs	**3.7**	–	**2.0**	–
Non-executive Directors' retirement benefits	**0.6**	0.9	**0.6**	0.9
	132.8	201.0	**119.9**	190.4
Non-current				
Future restoration costs	**85.4**	78.2	**26.5**	27.1
Non-executive Directors' retirement benefits	**1.1**	1.0	**1.1**	1.0
	86.5	79.2	**27.6**	28.1

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

19. Contributed Equity	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Share capital				
578,797,345 (2000: 609,605,403) fully paid ordinary shares	**1,521.9**	1,572.6	**1,521.9**	1,572.6
489,250 (2000: 838,250) ordinary shares paid to one cent	–	–	–	–
3,500,000 (2000: nil) reset convertible preference shares	**342.3**	–	**342.3**	–
	1,864.2	1,572.6	**1,864.2**	1,572.6

Movement in fully paid ordinary shares

	note	2001 Number of shares	2000 Number of shares	2001 $million	2000 $million
Balance at the beginning of the year		**609,605,403**	606,340,553	**1,572.6**	1,562.6
Santos Executive Share Plan	(a)	**349,000**	1,007,500	**1.0**	3.2
Santos Employee Share Acquisition Plan	(b)	**221,832**	237,150	**1.4**	1.4
Santos Employee Share Purchase Plan	(c)	**65,100**	170,200	**0.4**	0.7
1,000,000 Restricted Shares	(f)	–	1,000,000	–	–
Shares issued:					
On exercise of options	(d)	**4,550,000**	850,000	**25.2**	4.7
Pursuant to schemes of arrangement	(i)	**4,524,568**	–	**27.9**	–
Off market buy-back	(g)	**(40,518,558)**	–	**(106.6)**	–
Balance at the end of the year		**578,797,345**	609,605,403	**1,521.9**	1,572.6
Movement in reset convertible preference shares					
Balance at the beginning of the year		–	–	–	–
Shares issued	(h)	**3,500,000**	–	**342.3**	–
Balance at the end of the year		**3,500,000**	–	**342.3**	–

The market price of the Company's ordinary shares on 31 December 2001 was $6.20 (2000: $6.02).

(a) Santos Executive Share Plan

The Santos Executive Share Plan was approved by shareholders in general meeting on 22 December 1987.

In essence, the Plan involves the Company issuing to employees selected by the Board ("the Executives"), a number of ordinary shares in the capital of the Company determined by the Board. There are two categories of Plan Shares which have been issued to Executives, Plan 2 Shares and Plan 0 Shares, each initially issued as partly paid shares, paid to one cent.

The Plan allows for calls to be made at the instigation of the Company in certain specified events or at the request of the Executive. While partly paid, the Plan Shares are not transferable, carry no voting right and no entitlement to dividend but are entitled to participate in any bonus or rights issue. The price payable for shares issued under the Plan varies according to the event giving rise to a call being made. Market price at the time of the call is payable on the issued Plan 2 Shares if the Executive resigns within two years from the date of issue or is dismissed. After a restriction period of two years, the price payable upon a call being made on the issued Plan 2 Shares is the lower of two-thirds of the market price on the date of allotment and the highest sale price on the day prior to the date of the call. The price payable on the issued Plan 0 Shares is the lowest of market price on the date of allotment, the date of the call and the date fourteen days thereafter.

Since its inception, some 101 Executives have participated in the Plan and 2,012,500 Plan 0 and 1,999,500 Plan 2 Shares have been issued, principally in years 1987 and 1989. During the financial year, no issue of Plan Shares was made and at balance date no offer to an Executive was outstanding. During the financial year 109,500 Plan 0 and 239,500 Plan 2 Shares were fully paid and as at 31 December 2001 there were 20 holders of the outstanding 175,750 Plan 0 Shares and 19 holders of the outstanding 313,500 Plan 2 Shares.

In 1997 the Board determined that the Plan be discontinued and, accordingly, there has been no further issues of shares under the Plan.

19. Contributed Equity (continued)

(b) Santos Employee Share Acquisition Plan

The Santos Employee Share Acquisition Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000.

Broadly, permanent employees with at least a minimum period of service determined by Directors as at the offer date (one year of completed service for issues so far) are eligible to acquire shares under this Plan. Executives participating in the Santos Executive Share Option Plan (see below), casual employees and Directors of the Company are excluded from participating in this Plan. Employees are not eligible to participate under the Plan while they are resident overseas unless the Board decides otherwise.

The Plan provides for free grants of fully paid ordinary shares in the capital of the Company up to a value determined by the Board, which, to date has been $1,000 per annum per eligible employee. A trustee is funded by the Company and its subsidiaries to acquire shares direct from the Company or on market. The shares are then allocated to eligible employees who have made applications under the Plan. The employee's ownership of shares allocated under the Plan, and his or her right to deal with them, are subject to restrictions until the earlier of the expiration of the restriction period determined by the Board and the time when he or she ceases to be an employee. Shares are granted to eligible employees for no consideration.

On 24 August 2001, the Company issued 221,832 ordinary shares to the trustee on behalf of 1,404 eligible employees under the Plan, being 158 shares for each employee. The total market value of those shares on the issue date was $1,428,598. At this time no offers remain outstanding under this Plan.

At 31 December 2001, the total number of shares acquired under the Plan since its commencement was 1,243,519.

(c) Santos Employee Share Purchase Plan

The Santos Employee Share Purchase Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000. The Plan is open to all employees (other than a casual employee or Director of the Company) determined by the Board who are continuing employees at the date of the offer. However, employees who are not resident in Australia at the time of an offer under the Plan will not be eligible to participate in that offer unless the Board otherwise decides.

Under the Plan, eligible employees may be offered the opportunity to subscribe for or acquire fully paid ordinary shares in the capital of the Company at a discount to market price, subject to restrictions, including on disposal, determined by the Board. The subscription or acquisition price is Market Value (as defined in the Rules of the Plan) less any discount determined by the Board. At the discretion of the Board, financial assistance may be provided to employees to subscribe for and acquire shares under the plan.

On 30 March 2001, the Company issued 37,800 ordinary shares to 63 eligible employees at a subscription price of $6.55 per share under the Plan. The total market value of those shares on the issue date was $254,016 and the total amount received from employees for those shares was $247,590.

On 6 September 2001, the Company issued 27,300 ordinary shares to 45 eligible employees at a subscription price of $5.99 per share under the Plan. The total market value of those shares on the issue date was $166,530 and the total amount received from employees for those shares was $163,527.

At 31 December 2001, the total number of shares acquired under the Plan since its commencement was 595,800.

(d) Santos Executive Share Option Plan

The Santos Executive Share Option Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000.

The Plan provides for the grant of options to subscribe for or purchase ordinary shares in the capital of the Company to eligible executives selected by the Board. Participation will be limited to those executives who, in the opinion of the Board, are able to significantly influence the generation of shareholder wealth. Directors envisage the Plan applying to up to 50 executives.

Each option is a right to acquire one share, subject to adjustment in accordance with the Rules of the Plan. The options entitle the holder to participate in any bonus issue conducted by the Company, upon exercise of the options. The exercise price of each option will be adjusted in the event of a rights issue.

The exercise price of the options and other conditions, including any performance hurdles, will be determined, and may be amended or waived, by the Board. No consideration is provided by executives for the options. The Plan provides for options with a life of up to ten years.

19. Contributed Equity (continued)

(d) Santos Executive Share Option Plan (continued)

During the financial year, the Company granted options over unissued shares as set out in the following table. The ability to exercise the options is generally conditional on the Company achieving a prescribed performance hurdle or exercise condition. To reach the performance hurdle, the Company's Total Shareholder Return (broadly, growth in share price plus dividends reinvested) ("TSR Growth") over a minimum three year period must equal or exceed 10% per annum calculated on a compound basis. If Total Shareholder Return does not reach the performance hurdle at the end of those respective periods, the options may nevertheless be exercisable if the hurdle is subsequently reached within the remaining life of the options. In assessing the performance against the hurdle, the Board may apply on a consistent basis an averaging method over a period of three months to allow for short-term volatility.

Date of grant	Number of ordinary shares under option[2]	Exercise price $	Date first exercisable[1]	Expiry date
6 June 2001	700,000	6.69	6 June 2004	5 June 2006
22 November 2001	1,275,000	6.52	19 October 2004	18 October 2006

1. In limited circumstances described in the Plan the options may be exercised before this date.
2. These comprise options granted to Mr J T Young and fourteen other participating eligible executives.

At 31 December 2001, the total number of options acquired under the Plan since its commencement was 20,325,000, some of which have lapsed or have been exercised.

At the date of the Directors' Statutory Report, unissued ordinary shares of the Company under option are:

Expiry date of options	Issue price of shares $	Number of ordinary shares under option
24 July 2002	6.32	3,750,000
30 April 2003	5.59	550,000
15 June 2003	4.84	625,000
14 June 2004	5.12	2,225,000
17 April 2005	3.92	900,000
5 June 2006	6.69	700,000
18 October 2006	6.52	1,275,000
25 August 2010	5.83	3,000,000

During or since the end of the financial year, 4,850,000 fully paid ordinary shares have been issued as a result of the exercise of options at prices per share of: $6.32; $5.59; $4.84; and $5.12.

The total market value of shares issued during the year, as a result of the exercise of options, on the issue date was $29,671,975 and the total amount received for those shares was $25,163,500.

(e) Maximum number of shares that may be acquired under share and option schemes

The aggregate number of:

(i) shares issued under and for the time being outstanding and subject to the terms of each employee share plan of the Company; and

(ii) unissued shares to which options are granted and for the time being outstanding under any employee or executive share option plan of the Company;

cannot exceed 5% of the issued shares of all classes of the Company.

19. Contributed Equity (continued)

(f) Restricted Shares

On his appointment as Chief Executive Officer on 13 December 2000, 1,000,000 Restricted Shares were issued to Mr J C Ellice-Flint. The Restricted Shares were issued for nil consideration and are held under a trust structure. The Restricted Shares carry rights to dividends and bonus issues and allow Mr Ellice-Flint to instruct the trustee as to the exercise of voting rights. Legal title in the Shares will not pass to Mr Ellice-Flint until he has completed 5 years continuous service with the Group or his employment is earlier terminated by the Company (other than for cause).

(g) Off market buy-back

On 4 December 2001, the Company bought back 40,518,558 fully paid ordinary shares, representing 6.54% of fully paid ordinary shares on issue at that date, at a price of $6.17 per share comprising an amount of $106,563,807 debited against the Company's capital account and an amount of $143,435,695 debited against the retained earnings account.

(h) Reset convertible preference shares

On 4 December 2001, the Company issued 3,500,000 reset convertible preference shares at $100 each ("Preference Shares") which resulted in an amount of $342,281,955 being credited to the Company's capital account net of the costs of issue.

Preference shareholders receive a preferential, non-cumulative dividend of 6.57% per annum, fixed until 30 September 2006. Preference Share dividends will be paid in priority to any dividends declared on ordinary class shares. Preference shareholders are not entitled to vote at any general meetings, except in the following circumstances:

(a) on a proposal:
- (i) to reduce the share capital of the Company;
- (ii) that affects rights attached to the Preference Shares;
- (iii) to wind up the Company;
- (iv) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a dividend or part of a dividend on the Preference Shares is in arrears;

(d) during the winding up of the Company.

In the event of the winding up of the Company, Preference Shares will rank for repayment of capital behind all creditors of the Company, but ahead of the ordinary class shares.

On reset dates, the Preference Shares may, at the option of either the holders of the Preference Shares or the Company, be converted or exchanged (at the election of the Company) into ordinary class shares.

(i) Schemes of Arrangement

On 8 August 2001, 4,524,568 fully paid ordinary shares were issued pursuant to schemes of arrangement to acquire all outstanding shares and options in Natural Gas Australia Ltd.

20. Reserves	**Consolidated 2001 $million**	Consolidated 2000 $million	**Santos Ltd 2001 $million**	Santos Ltd 2000 $million
Foreign currency translation	**1.7**	0.2	–	–
	1.7	0.2	–	–
Movements during the year				
Balance at the beginning of the year	**0.2**	(1.1)	–	–
Transfers to/(from) foreign currency translation reserve arising from exchange rate fluctuations on:				
Overseas net assets	**13.0**	18.5	–	–
Foreign currency borrowings	**(11.5)**	(17.2)	–	–
Balance at the end of the year	**1.7**	0.2	–	–

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

21. Retained Profits	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Balance at the beginning of the year	**738.1**	495.2	**545.1**	522.3
Net profit after income tax attributable to the shareholders of Santos Ltd	**445.9**	486.8	**600.9**	266.7
Off market buy-back (refer note 19(g))	**(143.4)**	–	**(143.4)**	–
Dividends provided for or paid	**(179.9)**	(243.9)	**(179.9)**	(243.9)
Balance at the end of the year	**860.7**	738.1	**822.7**	545.1

22. Earnings per Share	Consolidated 2001	Consolidated 2000
Basic earnings per share (cents)	**72.8**	80.0
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (million)	**612.4**	608.3

Santos Ltd has potential ordinary shares on issue comprising 489,250 (2000: 838,250) ordinary shares paid to one cent issued to senior executives of the Company under the Santos Executive Share Plan, options over 13,325,000 (2000: 15,950,000) unissued ordinary shares granted to senior executives of the Company under the Santos Executive Share Option Plan and 3,500,000 (2000: nil) reset preference shares (refer note 19(h)), the dilutive impacts of which are not material. Diluted earnings per share are therefore not materially different from basic earnings per share.

23. Investments in Controlled Entities

Name	Place of incorporation
Santos Ltd (Parent Entity)	SA
Controlled entities[1]:	
Alliance Petroleum Australia Pty Ltd	VIC
Australasian Eagle Petroleum Pty Ltd (in liquidation)	NSW
Controlled entity of Australasian Eagle Petroleum Pty Ltd	
Castend Pty Limited (in liquidation)	NSW
Boston L.H.F. Pty Ltd	VIC
Bridge Oil Developments Pty Limited	NSW
Canso Resources Pty Ltd	NSW
Doce Pty Ltd	QLD
Farmout Drillers Pty Ltd	NSW
Kipper GS Pty Ltd	WA
Controlled entity of Kipper GS Pty Ltd	
Crusader (Victoria) Pty Ltd	VIC
Moonie Pipeline Company Pty Ltd	QLD
Controlled entities of Moonie Pipeline Company Pty Ltd	
Candolia Pty Limited	ACT
Australian Interstate Pipeline Company Pty Limited	NSW
Controlled entity of Australian Interstate Pipeline Company Pty Limited	
Bridgefield Pty Ltd	QLD
Natural Gas Australia Pty Limited[2] *(formerly Natural Gas Australia Ltd)*	VIC
Reef Oil Pty Ltd	NSW
Santos Asia Pacific Pty Ltd	QLD
Controlled entities of Santos Asia Pacific Pty Ltd	
Santos (Bentu No. 2) Pty Ltd	QLD
Santos (Korinci-Baru No. 2) Pty Ltd	SA
Santos (Sampang) Pty Ltd	SA
Santos (Warim) Pty Ltd	SA
Santos Australian Hydrocarbons Pty Ltd	QLD
Santos (BOL) Pty Ltd	NSW

23. Investments in Controlled Entities (continued)

Name	Place of incorporation
Controlled entities of Santos (BOL) Pty Ltd	
Bridge Gas Queensland Pty Limited (in liquidation)	QLD
Bridge Oil Exploration Pty Limited	ACT
Bridge Oil International Finance Pty Ltd (in liquidation)	ACT
Bridge Oil Investments Pty Limited (in liquidation)	NSW
Santos Facilities Pty Ltd	SA
Santos Finance Ltd	NSW
Santos (Halph) Pty Ltd (in liquidation)	ACT
Santos (Korinci-Baru) Pty Ltd	ACT
Santos (N.T.) Pty Ltd	ACT
Controlled entity of Santos (N.T.) Pty Ltd	
Bonaparte Gas & Oil Pty Limited	NSW
Santos Oil Exploration (Malaysia) Sdn Bhd (in liquidation)	MAL
Santos Offshore Pty Ltd	VIC
Santos Petroleum Pty Ltd	NSW
Santos Resources Pty Ltd	QLD
Santos International Holdings Pty Ltd	ACT
Controlled entities of Santos International Holdings Pty Ltd	
Barracuda Limited	PNG
Lavana Limited	PNG
Peko Offshore Ltd	BER
Santos Americas and Europe Corporation	USA
Controlled entity of Santos Americas and Europe Corporation	
Santos USA Corp	USA
Santos (Bentu) Pty Ltd	NSW
Controlled entity of Santos (Bentu) Pty Ltd	
Santos (Bangko) Pty Ltd (in liquidation)	WA
Santos (Madura Offshore) Pty Ltd *(formerly Santos (Varanus) Pty Ltd)*	WA
Santos Niugini Exploration Limited	PNG
Santos Petroleum (NZ) Limited	NZ
Zan Star Ltd	PNG
Santos QNT Pty Ltd	QLD
Controlled entities of Santos QNT Pty Ltd	
Santos QNT (No. 1) Pty Ltd	QLD
Controlled entities of Santos QNT (No. 1) Pty Ltd	
Santos Petroleum Management Pty Ltd	QLD
Santos Petroleum Marketing Pty Ltd	QLD
Santos Petroleum Operations Pty Ltd	QLD
TMOC Exploration Proprietary Limited	QLD
Santos QNT (No. 2) Pty Ltd	QLD
Controlled entities of Santos QNT (No. 2) Pty Ltd	
Alliance Minerals Australia Pty Ltd	VIC
Associated Petroleum Pty Ltd	QLD
Moonie Oil Pty Ltd	QLD
Petromin Pty Ltd	QLD
Santos (299) Pty Ltd	QLD
Santos Exploration Pty Ltd	VIC
Santos Gnuco Pty Ltd	QLD
Transoil Pty Ltd	QLD
Santos (Zoca 91-01) Pty Ltd	ACT
Santos (Zoca 91-12) Pty Ltd	ACT
Vamgas Pty Ltd	VIC

1. Beneficial interests in all controlled entities is 100% except for Kipper GS Pty Ltd in which two shares of the total issued capital of 9,246,353 shares are owned by a third party.
2. Company acquired during the year.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

23. Investments in Controlled Entities (continued)

Notes

(a) Disposal of controlled entities

During the financial year the following controlled entities were liquidated:

Alliance Oil Development Australia Pty Ltd
Western Australian Capital Holdings Pty Ltd

During the financial year the following USA incorporated companies were merged with their parent entities:

SAE Management Services Corp
Santos Colombia Exploration Inc
Santos USA Pipeline Corp

During the financial year the following controlled entities were placed into voluntary liquidation:

Australasian Eagle Petroleum Pty Ltd
Bridge Gas Queensland Pty Limited
Bridge Oil International Finance Pty Ltd
Bridge Oil Investments Pty Limited
Castend Pty Limited
Santos (Bangko) Pty Ltd
Santos (Halph) Pty Ltd

(b) Place of incorporation

ACT – Australian Capital Territory
NSW – New South Wales
QLD – Queensland
SA – South Australia
VIC – Victoria
WA – Western Australia
NZ – New Zealand
BER – Bermuda
MAL – Malaysia
PNG – Papua New Guinea
USA – United States of America

(c) Acquisitions of controlled entities

During the financial year the following controlled entity was acquired and its operating results have been included in the statement of financial performance from the date of acquisition:

Name of entity	Date of acquisition	Beneficial interest acquired %	Consideration paid for shares $million	Fair value of net assets at time of acquisition $million
Natural Gas Australia Ltd	17 July 2001	100	81.3	81.3

The financial impacts of the acquisition on the consolidated entity and the Company are summarised below:

	Consolidated		Santos Ltd	
	2001 $million	2000 $million	**2001 $million**	2000 $million
Fair value of net assets acquired				
Cash	**2.0**	–	–	–
Other	**1.6**	–	–	–
Investment in controlled entities	–	–	**81.3**	369.4
Exploration and development	**77.7**	–	–	–
Fair value of net assets acquired	**81.3**	–	**81.3**	369.4
Purchase consideration				
Non-cash consideration – ordinary shares	**27.9**	–	**27.9**	–
Cash consideration	**53.4**	–	**53.4**	220.4
	81.3	–	**81.3**	220.4

24. Interests in Joint Ventures

(a) Santos Ltd and its controlled entities have combined interests in unincorporated joint ventures in the following major areas:

Joint venture/area	Principal activities	Average interest %
Amadeus Basin		
Mereenie	Oil and gas production	65
Mereenie Pipeline	Oil transportation	65
Palm Valley	Gas production	48
Bass Basin	Oil and gas exploration	5
Browse Basin	Oil and gas exploration	28
Carnarvon Basin	Oil and gas exploration and production	33
Cooper Basin Downstream	Liquid hydrocarbon transportation and processing	60
Cooper Basin Unit		
South Australia	Oil and gas production	60
Queensland	Oil and gas production	60
Cooper/Eromanga Basins		
South Australia	Oil and gas exploration and production	60
Queensland, ATP 259P	Oil and gas exploration and production	60
Other Eromanga	Oil and gas exploration and production	40
Ballera to Mt Isa Pipeline	Gas transportation	18
Jackson Moonie Pipeline	Oil transportation	83
Eastern Queensland		
Denison Trough	Gas exploration and production	50
Surat Basin	Oil and gas exploration and production	48
Gippsland Basin	Oil and gas exploration	37
Indonesia	Oil and gas exploration	52
Offshore Northern Australia		
Bonaparte Basin	Oil and gas exploration	95
Timor Gap	Oil and gas exploration and production	19
Timor Sea	Oil and gas exploration and production	24
Otway Basin	Oil and gas exploration and production	52
Papua New Guinea		
PDL1 (Part Hides Field)	Oil and gas exploration	31
Other interests	Oil and gas exploration and production	32
USA		
Onshore/Gulf Coast	Oil and gas exploration and production	51
Gulf of Mexico	Oil and gas exploration and production	49

(b) The sales revenue received from the consolidated entity's share of petroleum products produced by the joint ventures is $1,439.4 million (2000: $1,486.2 million) and the contribution of joint venture business undertakings to profit from ordinary activities before interest and tax of the consolidated entity is $696.6 million (2000: $820.9 million).

	Consolidated		Santos Ltd	
	2001 $million	2000 $million	**2001 $million**	2000 $million
(c) Santos Ltd and its controlled entities' share of assets and liabilities employed in the joint ventures are included in the statements of financial position under the following classifications:				
Current assets				
Cash	**62.2**	39.5	**27.2**	16.1
Receivables	**74.9**	32.5	**30.8**	13.1
Inventories	**34.6**	34.4	**16.1**	16.0
Total current assets	**171.7**	106.4	**74.1**	45.2
Non-current assets				
Exploration and development expenditure	**2,686.0**	2,407.6	**872.5**	798.7
Land and buildings, plant and equipment	**1,419.2**	1,222.5	**566.7**	563.2
Other	**5.9**	9.2	**2.8**	5.3
Total non-current assets	**4,111.1**	3,639.3	**1,442.0**	1,367.2
Total assets	**4,282.8**	3,745.7	**1,516.1**	1,412.4
Current liabilities				
Payables	**162.9**	127.8	**41.1**	51.9
Provisions	**3.7**	–	**2.0**	–
Total current liabilities	**166.6**	127.8	**43.1**	51.9
Non-current liabilities				
Provisions	**83.2**	76.3	**26.5**	27.1
Total liabilities	**249.8**	204.1	**69.6**	79.0
Net investments in joint ventures	**4,033.0**	3,541.6	**1,446.5**	1,333.4

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

	Consolidated		Santos Ltd	
	2001	2000	**2001**	2000
24. Interests in Joint Ventures (continued)	**$million**	$million	**$million**	$million
(d) The amount of capital expenditure commitments, minimum exploration commitments and contingent liabilities in respect of unincorporated joint ventures are:				
Capital expenditure commitments	**199.8**	128.7	**20.0**	24.1
Minimum exploration commitments	**245.5**	209.0	**82.1**	69.5
Contingent liabilities	**13.6**	15.7	**8.7**	10.1

25. Notes to Statements of Cash Flows

(a) Reconciliation of net cash provided by operating activities to profit from ordinary activities after income tax

	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
Profit from ordinary activities after income tax	**445.9**	486.8	**600.9**	266.7
Add/(deduct) non-cash items:				
Depreciation, depletion and amortisation	**425.1**	354.9	**162.2**	116.4
Write-down of controlled entities	**–**	–	**5.5**	6.3
Net revenue on restructuring within the consolidated entity	**–**	–	**(6.7)**	(53.9)
(Decrease)/increase in income taxes payable	**(123.1)**	159.6	**(18.3)**	8.0
Net increase in deferred tax asset and deferred tax liability	**10.6**	7.5	**0.6**	3.2
Capitalised interest	**(17.1)**	(12.3)	**(0.8)**	(0.9)
Foreign currency fluctuations	**1.9**	2.7	**(1.1)**	–
Share of net loss of associated company	**–**	18.7	**–**	–
Net (profit)/loss on sale of non-current assets	**(0.4)**	(29.7)	**(0.1)**	26.3
Net cash provided by operating activities before change in assets or liabilities	**742.9**	988.2	**742.2**	372.1
Add/(deduct) change in operating assets or liabilities net of acquisitions of businesses:				
(Increase) in receivables	**(39.8)**	(83.2)	**(17.3)**	(0.8)
(Increase)/decrease in inventories	**(8.7)**	(1.5)	**(6.8)**	1.5
Decrease in other assets	**4.4**	2.4	**6.7**	2.3
(Decrease)/increase in payables	**(26.4)**	105.4	**(3.2)**	34.0
Increase/(decrease) in provisions	**19.7**	11.7	**(6.1)**	8.9
Net cash provided by operating activities	**692.1**	1,023.0	**715.5**	418.0

(b) Non-cash financing and investing activities

4,524,568 ordinary shares were issued at $6.17 as part of consideration for the purchase of a controlled entity (refer note 23(c)).

26. Related Parties

The names of each person holding the position of Director of Santos Ltd during the financial year are:

UHRIG John Allan: retired 4 May, 2001
BARNETT Peter Charles
CONROY Francis John
ELLICE-FLINT John Charles
GERLACH Stephen
McARDLE John Walter: retired 14 July, 2001
McGREGOR Graeme William
O'LEARY Michael Anthony
SLOAN Judith
WEBBER Ian Ernest

Santos Ltd and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions, the effects of which are eliminated on consolidation.

Details of related party transactions and amounts are set out in:

Note 2 as to dividends received from controlled entities;
Note 5 as to interest paid to controlled entities;
Note 9 as to amounts owing by controlled entities;
Notes 16 and 17 as to amounts owing to controlled entities;
Note 17 as to guarantees by Santos Ltd of the financing facilities and lease obligations of controlled entities;
Note 18 as to non-executive Directors' retirement benefits;
Notes 14 and 23 as to investments in controlled entities;
Note 27 as to Directors' remuneration, including amounts paid or prescribed benefits given in respect of the retirement of Directors.

26. Related Parties (continued)

In addition:

(i) Agreements exist with the non-executive Directors providing for the payment of a sum on retirement from office as a Director in accordance with shareholder approval at the 1989 Annual General Meeting. The amount provided for the year was $791,820 (2000: $340,230).

(ii) The aggregate number of shares acquired by Directors and their director related entities during the financial year was: 2,350,000 fully paid ordinary shares acquired by former Executive Directors upon the exercise of options previously granted pursuant to the Santos Executive Share Option Plan; and 750 reset convertible preference shares acquired as part of the general offering of those shares.

The aggregate number of shares disposed of by Directors and their director related entities during the financial year was 9,335 fully paid ordinary shares pursuant to the Company's off market share buy-back.

The aggregate number of shares and options held directly, indirectly or beneficially by Directors of Santos Ltd and their director related entities in Santos Ltd as at the balance sheet date was: 1,101,995 fully paid ordinary shares (2000: 1,491,450) including 1,000,000 Restricted Shares referred to in Note 19; 3,000,000 options granted under the Santos Executive Share Option Plan (2000: 4,000,000); and 750 reset convertible preference shares.

	Santos Ltd 2001 $million	Santos Ltd 2000 $million
(iii) All amounts owing by or to controlled entities are for loans made on interest free terms for an indefinite period with the exception of:		
Amounts owing by controlled entities	**781.2**	625.0
Amounts owing to controlled entities	**1,262.9**	1,273.2

These loans were made in the ordinary course of business on normal market terms and conditions.

(iv) During the financial year, legal costs of $94,561 (2000: $214,650) have been paid by the Company in defending certain proceedings in relation to termination of employment brought by a former employee against: the Company; the former Managing Director, Mr N R Adler; another employee of the consolidated entity, Dr J D Armstrong; and a former employee of the consolidated entity. These costs, which in so far as they relate to the three personal defendants have been paid pursuant to the terms of Deeds of Indemnity entered into between the Company and each of them, have not been apportioned among the Company nor the three indemnified personal defendants and therefore it is not possible to determine the amount paid on behalf of each of them.

(v) Mr J A Uhrig, who retired as a Director on 4 May 2001, purchased, and Mr J W McArdle, who retired as a Director on 14 July 2001, agreed to purchase, a motor vehicle during the year at the highest of independent valuations.

(vi) Mr J W McArdle, who retired as a Director on 14 July 2001, entered into a consultancy agreement with the Company on 7 September 2001 pursuant to which he will provide consultancy services to the consolidated entity for a period of two years following his retirement as an employee of the Company.

(vii) The spouse of a director of a Santos Group company is an employee of that company.

The transactions referred to in paragraphs (v) to (vii) (inclusive) occurred on terms no more favourable than would have been adopted if dealing at arm's length, do not have the potential to adversely affect decisions about the allocation of scarce resources and are trivial in nature.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

27. Executives' and Directors' Remuneration	Consolidated 2001 $000	Consolidated 2000 $000	Santos Ltd 2001 $000	Santos Ltd 2000 $000
(a) Executives				
Amounts received from Santos Ltd or its controlled entities by Executive Officers domiciled in Australia whose income is $100,000 or greater	**10,491**	10,917	**10,491**	10,917

Number of Executive Officers whose remuneration was within the following bands:

$000	No.	No.	No.	No.
110 – 120	1	–	1	–
120 – 130	1	–	1	–
170 – 180	1	–	1	–
210 – 220	1	–	1	–
260 – 270	–	1	–	1
270 – 280	1	1	1	1
310 – 320	1	–	1	–
320 – 330	1	1	1	1
330 – 340	–	1	–	1
340 – 350	–	1	–	1
360 – 370	2	–	2	–
370 – 380	–	1	–	1
380 – 390	–	1	–	1
390 – 400	1	1	1	1
460 – 470	1	–	1	–
480 – 490	–	1	–	1
490 – 500	–	1	–	1
640 – 650	–	1	–	1
670 – 680	–	1	–	1
890 – 900	1	–	1	–
910 – 920	1	1	1	1
1,060 – 1,070	1	–	1	–
2,110 – 2,120	1	–	1	–
2,360 – 2,370	1	–	1	–
4,990 – 5,000	–	1	–	1

Executive Officers disclosed above are those persons within the consolidated entity who have responsibility for the strategic direction and operational management of major business units.

	Consolidated 2001 $000	Consolidated 2000 $000	Santos Ltd 2001 $000	Santos Ltd 2000 $000
(b) Directors				
Amounts received or due from Santos Ltd or its controlled entities by the Directors of Santos Ltd and Directors of each of its controlled entities	**4,454**	7,319	**4,203**	7,018

Number of Directors whose remuneration was within the following bands:

$000	No.	No.
60 – 70	–	1
70 – 80	1	5
80 – 90	5	–
90 – 100	1	1
190 – 200	1	–
260 – 270	–	1
330 – 340	–	1
910 – 920	–	1
1,060 – 1,070	1	–
2,360 – 2,370	1	–
4,990 – 5,000	–	1

	Consolidated 2001 $000	Consolidated 2000 $000	Santos Ltd 2001 $000	Santos Ltd 2000 $000
(c) Retirement Benefits				
Retirement benefits paid to Directors, in accordance with Directors' retirement arrangements previously approved by shareholders in a general meeting	**882**	–	**882**	–

28. Remuneration of Auditors	Consolidated 2001 $000	Consolidated 2000 $000	Santos Ltd 2001 $000	Santos Ltd 2000 $000
Amounts received or due and receivable by the auditors of Santos Ltd for:				
Audit of financial reports	**280**	269	**210**	202
Other audit assurance services	**535**	420	**525**	420
Other services	**195**	322	**146**	242
	1,010	1,011	**881**	864
Amounts received or due and receivable by auditors other than the auditors of Santos Ltd for:				
Audit of financial reports	**73**	57	–	–
Other audit assurance services	**106**	–	–	–
Other services	**129**	–	–	–
	308	57	–	–

29. Segment Reporting

The consolidated entity operates predominantly in one industry, namely exploration, development, production, transportation and marketing of hydrocarbons and in one geographical segment, namely Australia. *Operations are also conducted in Indonesia, Papua New Guinea and the United States of* America but are not material to the consolidated entity results. Revenue is derived from the sale of gas and liquid hydrocarbons and transportation of crude oil.

30. Commitments for Expenditure	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
The consolidated entity has the following commitments for expenditure:				
(a) Capital commitments				
Capital expenditure contracted for at balance date for which no amounts have been provided in the financial report:				
Due not later than one year	**126.3**	81.9	**19.4**	16.1
Due later than one year but not later than five years	**73.5**	46.8	**0.6**	8.0
	199.8	128.7	**20.0**	24.1

	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
(b) Minimum exploration commitments				
Minimum exploration commitments for which no amounts have been provided in the financial report or capital commitments:				
Due not later than one year	**75.6**	63.5	**19.2**	13.6
Due later than one year but not later than five years	**169.9**	145.5	**62.9**	55.9
	245.5	209.0	**82.1**	69.5

The consolidated entity has certain obligations to perform minimum exploration work and expend minimum amounts of money pursuant to the terms of the granting of petroleum exploration permits in order to maintain rights of tenure. These commitments may be varied as a result of renegotiations of the terms of the exploration permits, licences or contracts or alternatively upon their relinquishment. *The minimum exploration commitments* are less than the normal level of exploration expenditures expected to be undertaken by Santos Ltd and its controlled entities.

	Consolidated 2001 $million	Consolidated 2000 $million	Santos Ltd 2001 $million	Santos Ltd 2000 $million
(c) Lease commitments				
Finance leases:				
Due not later than one year	**13.0**	1.3	–	–
Due later than one year but not later than five years	–	13.0	–	–
Total commitments under finance leases	**13.0**	14.3	–	–
Less future finance charges	**(0.1)**	(1.3)	–	–
Lease liabilities	**12.9**	13.0	–	–
Operating leases:				
Due not later than one year	**46.6**	43.3	**25.2**	15.5
Due later than one year but not later than five years	**121.5**	118.6	**76.7**	62.2
Due later than five years	**3.9**	13.2	**3.5**	7.6
Total commitments under operating leases	**172.0**	175.1	**105.4**	85.3

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

31. Superannuation Commitments

Santos Ltd and certain of its controlled entities participate in a number of superannuation funds and pension plans in Australia and the United States of America which provide benefits either on a defined benefit or cash accumulation basis for employees or their dependants on retirement, resignation, total or permanent disablement or death. The employers and employee members make contributions as specified in the rules of the respective funds.

Independent actuarial valuations of the company sponsored defined benefit plan are undertaken every three years as at 1 January.

The following is a review of the significant employee benefit plans:

	Santos Petroleum Management Superannuation Fund and Santos Retirement Plan	Santos Superannuation Fund
Type of benefit	Cash accumulation	Defined benefits and cash accumulation
Basis of contributions	Percentage of member's wage contributed by member and employer.	Percentage of member's salary contributed by member and employer. The employer's percentage reflects the amount to provide an accumulation and the amount recommended by the actuary to provide the defined benefit.
Employer's legal obligation to contribute	Enforceable subject to right to cease contributions on written notice to the Trustee.	Enforceable subject to right to cease contributions on written notice to the Trustee.
Last actuarial assessment:		
Date issued	Not applicable	13 October 2000
Name of valuer and qualifications	Not applicable	M Wood BSc(Eng) FIA FIAA

The assets of all funds were sufficient to satisfy all benefits which would have been vested in the *event of termination of the fund, or in the event of voluntary or compulsory termination of the* employment of each employee.

The Santos Superannuation Fund has employee accrued benefits and assets as follows:

	As at 30 June 2001 $million	As at 30 June 2000 $million
Net market value of assets	**119.6**	109.1
Less present value of employees' accrued benefits as determined by triennial actuarial assessment as at 1 January 2000	**(99.5)**	(99.5)
Excess of assets held to meet future benefit payments	**20.1**	9.6

Vested benefits at 1 January 2001 are $111.4 million (2000: $97.0 million).

32. Contingent Liabilities	Consolidated **2001 $million**	Consolidated 2000 $million	Santos Ltd **2001 $million**	Santos Ltd 2000 $million
Santos Ltd and its controlled entities have the following contingent liabilities arising in respect of other persons:				
Performance guarantees	**7.9**	7.3	**5.6**	5.1
Employee service agreements	–	7.6	–	7.6
Claims under and for breach of contract and public liability	**5.7**	8.4	**3.1**	5.0
	13.6	23.3	**8.7**	17.7

Legal advice in relation to the claims lodged above indicates that on the basis of available information, liability in respect of these claims is unlikely to exceed $1.2 million on a consolidated basis.

32. Contingent Liabilities (continued)

Guarantees provided by Santos Ltd for borrowings in respect of controlled entities are disclosed in note 17.

A number of the Australian interests of the consolidated entity are located within areas the subject of one or more claims or applications for native title determination. Whatever the outcome of those claims or applications, it is not believed that they will significantly impact the consolidated entity's asset base. The decision of the High Court of Australia in the "Wik" case has the potential to introduce delay in the grant of mineral and petroleum tenements and consequently to impact generally the timing of exploration, development and production operations. An assessment of the impact upon the timing of particular operations may require consideration and determination of complex legal and factual issues and on final resolution of the response of the States to the Commonwealth Native Title Amendment Act, 1998.

33. Additional Financial Instruments Disclosure

The consolidated entity uses derivative financial instruments to hedge its exposure to changes in foreign exchange rates, commodity prices and interest rates arising in the normal course of business. The principal derivatives used are forward foreign exchange contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps and options, and commodity crude oil price swap and option contracts. Their use is subject to a comprehensive set of policies, procedures and limits approved by the Board of Directors. The consolidated entity does not trade in derivative financial instruments for speculative purposes.

(a) Foreign exchange risk exposure

The consolidated entity is exposed to foreign exchange risk principally through the sale of liquid petroleum products denominated in US dollars, US dollar borrowings and US dollar capital expenditure. In order to hedge this foreign exchange risk, the consolidated entity has from time to time entered into forward foreign exchange, foreign currency swaps and foreign currency option contracts.

At 31 December 2001 the consolidated entity has open forward foreign exchange and foreign currency option contracts with settlement/expiry dates up to 13 months. If closed out at balance date these contracts would have resulted in a loss of $1.8 million (2000: $2.2 million) that has been deferred for inclusion as part of the underlying future sales transaction.

US dollar denominated borrowings are either swapped into Australian dollar exposure or designated as a hedge of US dollar denominated investments in self-sustaining overseas controlled entities or as a hedge of future US denominated sales revenues. As a result, there were no net foreign currency gains or losses arising from translation of US denominated dollar borrowings recognised in the statements of financial performance in 2001. Accordingly, $93.9 million of unrealised foreign currency losses were deferred as at 31 December 2001 (2000: $81.1 million). The ultimate foreign currency gains or losses will be included in the measurement of the specific hedged US dollar denominated sales revenues to be realised in the years 2002 through 2005.

The Australian dollar equivalents of foreign currency monetary items included in the statements of financial position to the extent that they are not effectively hedged are:

	Consolidated		Santos Ltd	
	2001 **$million**	2000 $million	**2001** **$million**	2000 $million
Current assets – United States dollars	**69.1**	83.0	**7.5**	5.3
Current liabilities – United States dollars	**20.7**	6.9	**–**	–

(b) Interest rate risk exposure

The consolidated entity enters into interest rate swap contracts with maturities up to 14 years to manage interest rate risk.

At 31 December 2001 the consolidated entity has open interest rate swap contracts which if closed out would have resulted in a gain of $49.4 million (2000: $18.8 million).

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

33. Additional Financial Instruments Disclosure (continued)

(b) Interest rate risk exposure (continued)

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rates for classes of interest-bearing financial assets and financial liabilities is set out below:

	note	Weighted average interest rate *	Floating interest rate $million	Fixed interest repriced or maturing in: 1 year or less $million	Over 1 to 5 years $million	More than 5 years $million	Non interest-bearing $million	Total $million
31 December 2001								
Financial assets								
Cash		3.85%	106.3	–	–	–	–	106.3
Receivables	9	N/A	–	–	–	–	274.7	274.7
Other financial assets	14	N/A	–	–	–	–	35.0	35.0
			106.3	–	–	–	309.7	416.0
Financial liabilities								
Payables	16	N/A	–	–	–	–	242.5	242.5
Deferred income		N/A	–	–	–	–	20.2	20.2
Interest-bearing liabilities	17	5.21%	12.9	361.9	201.0	591.3	–	1,167.1
			12.9	361.9	201.0	591.3	262.7	1,429.8
Interest rate swaps**			–	530.3	(129.1)	(401.2)	–	–
31 December 2000								
Financial assets								
Cash		5.78%	182.5	–	–	–	–	182.5
Receivables	9	N/A	–	–	–	–	234.7	234.7
Other financial assets	14	N/A	–	–	–	–	33.8	33.8
			182.5	–	–	–	268.5	451.0
Financial liabilities								
Payables	16	N/A	–	–	–	–	260.6	260.6
Deferred income		N/A	–	–	–	–	25.3	25.3
Interest-bearing liabilities	17	7.71%	13.0	101.1	394.2	540.8	–	1,049.1
			13.0	101.1	394.2	540.8	285.9	1,335.0
Interest rate swaps**			–	100.1	(80.1)	(20.0)	–	–

* after incorporating the effect of interest rate swaps   ** notional principal amounts

(c) Commodity price risk exposure

At 31 December 2001 the consolidated entity has no open oil price swap contracts.

(d) Credit risk exposure

Credit risk represents the potential financial loss if counterparties fail to perform as contracted.

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statements of financial position is indicated by the carrying amount.

The credit risk on off-balance sheet derivatives is the cost of replacing the contract if the counterparty were to default and is measured by their market value at balance date. As at 31 December 2001, counterparty default of forward foreign exchange contracts, foreign currency swaps, foreign currency option contracts and interest rate swap contracts would result in a loss of $52.3 million (2000: $56.2 million).

The consolidated entity controls credit risk on derivative financial instruments by setting exposure limits related to the credit worthiness of counterparties, all of which are selected banks or institutions with a Standard and Poor's rating of A or better.

(e) Net fair values of financial assets and liabilities

The carrying amounts of all financial assets and liabilities including hedges approximate net fair value.

At 31 December 2001 the consolidated entity has open derivative financial instruments contracts relating to future profit which if closed out at their market rates would have resulted in a gain of $47.6 million (2000: $49.2 million).

34. Economic Dependency

There are in existence long-term contracts for the sale of gas, but otherwise the Directors believe there is no economic dependency.

DIRECTORS' DECLARATION

for the year ended 31 December 2001

In the opinion of the Directors of Santos Ltd:

(a) the financial statements and notes, set out on pages 42 to 68, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 31 December 2001 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated this 13th day of February 2002.

Signed in accordance with a resolution of the Directors:

Director

Director

INDEPENDENT AUDIT REPORT

to the members of Santos Ltd

Scope

We have audited the financial report of Santos Ltd for the financial year ended 31 December 2001, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 34, and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's Directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of Santos Ltd is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 31 December 2001 and of their performance for the financial year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

KPMG

KPMG

William J Stevens

Partner

Adelaide

13 February 2002

STOCK EXCHANGE AND SHAREHOLDER INFORMATION

Listed on Australian Stock Exchange at 8 February 2002 were 579,057,245 fully paid ordinary shares and 3,500,000 reset convertible preference shares. Unlisted were 163,250 partly paid Plan 0 shares, 301,000 partly paid Plan 2 shares and 65,100 fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan ('SESPP'). There were: 89,169 holders of all classes of issued ordinary shares (including 19 holders of Plan 0 shares; 18 holders of Plan 2 shares; and 94 holders of SESPP shares) compared with 76,313 a year earlier; 16,512 holders of reset convertible preference shares; and 52 holders of the 13,025,000 options granted pursuant to the Santos Executive Share Option Plan.

The listed issued ordinary shares plus the ordinary shares issued pursuant to SESPP represent all of the voting power in Santos. The holdings of the 20 largest holders of ordinary shares represent 45.50% of the total voting power in Santos (last year 46.45%) and the holdings of the 20 largest holders of reset convertible preference shares represent 37.19% of the issued reset convertible preference shares.

The 20 largest shareholders of fully paid ordinary shares in Santos as shown in the Company's Register of Members at 8 February 2002 were:

Name	Number of fully paid ordinary shares	%
National Nominees Limited	73,276,148	12.65
Chase Manhattan Nominees Limited	52,842,720	9.12
Westpac Custodian Nominees Limited	40,527,877	7.00
HSBC Custody Nominees (Australia) Limited	13,597,029	2.35
RBC Global Services Australia Nominees Pty Limited	11,817,059	2.04
Citicorp Nominees Pty Limited	8,254,750	1.43
ANZ Nominees Limited	8,160,116	1.41
Queensland Investment Corporation	7,949,835	1.37
AMP Life Limited	7,877,119	1.36
Westpac Custodian Nominees Limited (ADR Account)	6,997,621	1.21
Commonwealth Custodial Services Limited	6,399,857	1.10
MLC Limited	4,689,202	0.81
Government Superannuation Office (State Super Fund A/c)	3,687,568	0.64
Cogent Nominees Pty Limited	3,538,537	0.61
Merrill Lynch (Australia) Nominees Pty Ltd	3,338,351	0.58
Australian Foundation Investment Company Limited (Investment Portfolio A/c)	3,189,289	0.55
Belike Nominees Pty Limited (Series D Warrants 2071209)	2,282,480	0.39
Victorian Workcover Authority	2,206,993	0.38
Tyndall Life Insurance Company Limited	1,484,836	0.26
Cogent Nominees Pty Limited (SL Non Cash Collateral A/c)	1,385,000	0.24
Total	263,502,387	45.50

Analysis of Shares - range of shares held

	Fully paid ordinary shares (Holders)	% of holders	% of shares held	Reset convertible preference shares (Holders)	% of holders	% of shares held
1-1,000	30,889	34.64	3.20	16,374	99.23	54.76
1,001-5,000	46,074	51.67	19.29	98	0.59	6.10
5,001-10,000	8,006	8.98	9.92	9	0.06	1.95
10,001-100,000	4,037	4.53	14.32	17	0.10	15.97
100,001 and over	162	0.18	53.27	3	0.02	21.22
Total	89,168	100.00	100.00	16,501	100.00	100.00
Less than a marketable parcel of $500	1,446			Nil		

STOCK EXCHANGE AND SHAREHOLDER INFORMATION CONTINUED...

The 20 largest shareholders of reset convertible preference shares in Santos as shown in the Company's Register of Members at 8 February 2002 were:

Name	Number of reset convertible preference shares	%
Commonwealth Custodial Services Limited	450,275	12.87
Australian Foundation Investment Company Limited (Investment Portfolio A/c)	175,000	5.00
Westpac Custodian Nominees Limited	117,330	3.35
The National Mutual Life Association of Australasia Limited	90,000	2.57
Chase Manhattan Nominees Limited	58,900	1.68
Share Direct Nominees Pty Ltd (Structured Equities Inv A/c)	56,624	1.62
National Nominees Limited	41,998	1.20
RBC Global Services Australia Nominees Pty Limited (Pipooled A/c)	40,476	1.16
Citicorp Nominees Pty Limited	40,375	1.15
Merrill Lynch (Australia) Nominees Pty Ltd	35,067	1.00
Djerriwarrh Investments Limited (Investment Portfolio A/c)	35,000	1.00
MLC Limited	30,000	0.86
Kaplan Equity Limited	20,000	0.57
Warbont Nominees Pty Ltd (Unpaid Entrepot A/c)	20,000	0.57
Taykids Investments Pty Ltd (Taykids Family A/c)	19,800	0.57
Questor Financial Services Limited (TPS RF A/c)	18,366	0.52
Tower Trust Limited	15,631	0.45
Besen Family Superannuation Fund Pty Ltd	14,000	0.40
UBS Warburg Private Clients Nominees Pty Ltd	12,247	0.35
Permanent Trustee Company Limited (KAP0004 A/c)	10,500	0.30
Total	1,301,589	37.19

Substantial Shareholders, as at 8 February 2002, as disclosed by notices received by the Company:

Name	No. of voting shares held
Maple-Brown Abbott Limited	39,570,291

For Directors' Shareholdings see Directors' Statutory Report as set out on page 38 of this Annual Report.

Voting Rights

Every member present in person or by an attorney, a proxy or a representative shall on a show of hands, have one vote and upon a poll, one vote for every fully paid ordinary share held. Pursuant to the Rules of the Santos Executive Share Plan, Plan 2 and Plan 0 shares do not carry any voting rights except on a proposal to vary the rights attached to Plan shares.

Holders of reset convertible preference ("Preference Shares") shares do not have voting rights at any general meeting of the Company except in the following circumstances:

(a) on a proposal:

(1) to reduce the share capital of the Company;

(2) that affects rights attached to the Preference Shares;

(3) to wind up the Company; or

(4) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a Dividend or part of a Dividend on the Preference Shares is in arrears; or

(d) during the winding up of the Company.

GLOSSARY

CRUDE OIL
1 barrel = 1 boe
SALES GAS
1 petajoule = 171.937 boe x 10^3
CONDENSATE/NAPHTHA
1 barrel = 0.935 boe
LPG
1 tonne = 8.458 boe

Appraisal well
An exploration well drilled for the purpose of identifying extensions to known fields or discoveries.

barrel/bbl
The standard unit of measurement for all production and sales. One barrel equals 159 litres or 35 imperial gallons.

boe
Barrels of oil equivalent.

bopd
Barrels of oil per day.

CBU
Central Australia Business Unit

Contingent Resources
Contingent Resources are those quantities of hydrocarbons which are estimated, on a given date, to be potentially recoverable from known accumulations, but which are not currently considered to be commercially recoverable.

Contingent Resources may be of a significant size, but still have constraints to development. These constraints, preventing the booking of reserves, may relate to lack of gas marketing arrangements or to technical, environmental or political barriers.

the Company
Santos Ltd and its subsidaries.

Development wells
Development wells are designed to drain the hydrocarbons from a gas or oil field within a proved productive reservoir defined by exploration or appraisal drilling.

Hydrocarbons
Solid, liquid or gas compounds of the elements hydrogen and carbon.

LPG
Liquified petroleum gas.

mbbls
Thousand barrels.

mmbbls
Million barrels.

mmboe
Million barrels of oil equivalent.

mmcf/d
million cubic feet per day

NBU
Northern Australia Business Unit

Near-field exploration wells
Near-field exploration wells are wells located near existing fields/discoveries and have a higher expectation of success than wildcat exploration wells. These wells are still testing independent structure or traps and have a higher risk of failure than appraisal or development wells.

PJ
Petajoules. Joules are the metric measurement unit for energy. A petajoule is equal to 1 kilajoule x 10^{12}. The equivalent imperial measure to joules is British Thermal Units (BTU). One kilajoule = .9478 BTU.

Proved Reserves (1P)
Proved Reserves (1P) are those Reserves that, to a high degree of certainty (90% confidence), are recoverable. There is relatively little risk associated with these Reserves.

Probable Reserves (2P)
Probable Reserves (2P) are those Reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. There is at least a 50% probability that reserves recovered will exceed Probable Reserves. Probable Reserves are generally reported inclusive of Proved Reserves as 'Proved and Probable Reserves' (2P).

Possible Reserves (3P)
Possible Reserves (3P) are those Reserves that, to a low degree of certainty (10% confidence), are recoverable. There is relatively high risk associated with these Reserves.

PSC
Production sharing contract.

Resource potential
Resource potential refers to those quantities of petroleum yet to be discovered. It may refer to single opportunities or a group of opportunities.

Reserves/Contingent Resources
Santos has in place an evaluation and reporting process that is in line with international industry practice and is in general conformity with reserves definitions and resource classification systems published by the Society of Petroleum Engineers (SPE), World Petroleum Congresses (WPC) and the American Association of Petroleum Geologists (AAPG). The definitions used are consistent with the requirements of the Australian Stock Exchange Ltd (ASX).

Reserves are defined as those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. Santos reports reserves net of the gas required for processing and transportation to the customer.

Reserves reported are based on, and accurately reflect, information compiled by full-time employees of the Company who have the requisite qualifications and experience prescribed by the ASX Listing Rules.

ROAE
Return on average equity

ROACE
Return on average capital employed

SEABU
South East Asia Business Unit.

Santos
Santos Ltd and its subsidaries

SBU
Southern Australia Business Unit

SUSAC
Santos USA Corp.

TCF
Trillion cubic feet

TJ
Terajoules. Joules are the metric measurement unit for energy. A terajoule is equal to 1 joule x 10^{12}.

TRCFR
Total recordable case frequency rate

WBU
Western Australia Business Unit

Wildcat exploration
Wildcat exploration wells are wells testing new play concepts or structures distanced from current fields.

REGISTERED AND HEAD OFFICE

Level 29
Santos House
91 King William Street
Adelaide, South Australia 5000
Telephone (08) 8218 5111
Facsimile (08) 8218 5274
Telex AA82716

SHARE REGISTER

Level 29
Santos House
91 King William Street
Adelaide, South Australia 5000
Telephone (08) 8218 5111
Facsimile (08) 8218 5950
Email: share.register@santos.com

OFFICES

Port Bonython
PO Box 344
Whyalla, South Australia 5600
Telephone (08) 8640 3100
Facsimile (08) 8640 3200

Brisbane
Santos House
14th Floor, 60 Edward Street
Brisbane, Queensland 4000
Telephone (07) 3228 6666
Facsimile (07) 3228 6920

SUBSIDIARY COMPANIES

Brisbane
Santos Asia Pacific Pty Ltd
Level 2, Muruk Haus
230 Lutwyche Road
Windsor, Queensland 4030
Telephone (07) 3630 3400
Facsimile (07) 3630 3444

Representative office of Santos Asia Pacific Pty Ltd in Jakarta
Ratu Plaza Office Tower
10th floor
Jalan Jendral Sudirman Kav 9
Jakarta 10270 Indonesia
(PO Box 6621, JKS GN, Jakarta 12060)
Telephone (62-21) 270 0410
Facsimile (62-21) 720 4503

United States of America
Santos USA Corporation
10111 Richmond Avenue, Suite 500
Houston Texas 77042 USA
Telephone (1-713) 986 1700
Facsimile (1-713) 986 4200

Papua New Guinea
Barracuda Limited
Level 11, Pacific Place
Cnr Champion Parade
and Musgrave Street
Port Moresby, PNG
Telephone (675) 321 2633
Facsimile (675) 321 2847

Designed and produced by Enterprise IG

Santos

www.santos.com

Santos Ltd ABN 80 007 550 923

ADMITTANCE SLIP

Persons attending the Annual General Meeting of Shareholders of the Company to be held at 11.00 am on Tuesday 16 April 2002 are requested to complete this slip and present it at the registration desk.

....

Full Name (BLOCK LETTERS PLEASE)

☐ *I wish to be included in the ballot for the shareholders' visit to Moomba and have not previously visited Moomba in any capacity.* (Please refer to the section headed "Shareholders' Visit to Moomba").

....

Signature

....

If not a member, representing

☐ By Proxy ☐ Other Authority

If "Other Authority", please indicate

✂- -

APPOINTMENT OF CORPORATE REPRESENTATIVE

Pursuant to Section 250D of the Corporations Act

A corporation that has appointed a representative to vote on its behalf at the Annual General Meeting should complete this form prior to the meeting and hand it to its representative for presentation at the registration desk on the day of the meeting.

.... COMPANY ....

(Print the name of the corporation) SEAL **Director/Sole Director and Sole Secretary*

certifies that .... (if applicable) ....

*Director/Secretary

* delete as applicable

is appointed to be its representative at the Annual General Meeting of Santos Ltd to be held on Tuesday 16 April 2002 at 11.00 am and at any adjournment thereof.

Dated 2002

✂- -

SHAREHOLDERS' VISIT TO MOOMBA

During the past twenty years, a ballot has been held among shareholders present at the Annual General Meeting, affording them the opportunity to view the Company's Moomba operations. The Company has decided to arrange another visit in 2002. The visit is for educational purposes and, as such, only those shareholders who have not previously visited Moomba are eligible.

Shareholders attending the Annual General Meeting in person (that is, other than in the capacity of proxy, corporate representative, or attorney) and who have not previously visited Moomba (whether as a shareholder, employee, former employee or otherwise) may register their interest in being included in the ballot by completing the relevant section in the Admittance Slip and presenting it on registration at the meeting. The Company reserves the right to cancel the Moomba visit and to exclude persons therefrom notwithstanding that they may have been successful in the ballot.

Santos Ltd ABN 80 007 550 923
GPO Box 2455, Adelaide South Australia 5001
Facsimile number 08 8218 5950

PROXY FORM

Change Of Address Or Amendments for Issuer Sponsored Holdings only

Please check that the address is correct. If amendment is required, insert the correction and sign below.

If you are a broker sponsored shareholder you must advise any change of address to your broker.

My new address is: ....

....

....

State: .... Postcode: ....

Signature(s): ....

Please note that a preference share does not entitle its holder to vote in relation to the business at this Meeting.

I/We being a member/s of Santos Limited, appoint ....
failing whom, or if no person is named above, the Chairman of the Meeting, as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 16 April 2002, and at any adjournment thereof.

Should you desire to direct a proxy how to vote, you should place a mark (X) in the appropriate box against each item. Otherwise, the proxy may vote as he/she thinks fit or abstain from voting.

Proxies in favour of the Chairman without voting instructions will be exercised at his discretion.

Ordinary Business

2. To re-elect Directors:	For	Against	Abstain
(i) To re-elect Mr Peter Charles Barnett as a director.	☐	☐	☐
(ii) To re-elect Mr Stephen Gerlach as a director.	☐	☐	☐

If you appoint a second proxy, state here the proportion or number of your voting rights given to the proxy appointed on this form. ☐ % or ☐ number

Any voting will be for all your voting rights, unless expressly stipulated above.

Signature of Shareholder/s

....

Signature

....

Signature

....

Date

Companies only

....

*Director/Sole Director and Sole Secretary

....

*Director/Secretary

....

Date

NOTES RELATING TO VOTING:

1 The Board has determined in accordance with the Company's Constitution and Section 1109N of the Corporations Act that a member's voting entitlement at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at 11.30 a.m. on 14 April, 2002.

2 On a poll, every member has one vote for every fully paid ordinary share held.

3 A member entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint two proxies please obtain a second proxy form by telephoning 08 8218 5111 or by sending a fax to 08 8218 5950. Both forms should be completed specifying the nominated percentage or number of your votes given to each proxy. If the appointment does not specify the proportion or number of your votes, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands. Please return both proxy forms together.

4 A proxy need not be a member of the Company.

5 A proxy form must be signed by the member or his/her attorney or, in the case of a corporation, executed in accordance with Section 127 of the Corporations Act or signed by an authorised officer or attorney. If the proxy form is signed by an attorney or by the authorised officer of a corporation, the power of attorney or other authority (or a notarially certified copy) must accompany the form unless it has previously been provided to the Company. If the proxy form is sent by fax, any accompanying power of attorney or other authority must be certified.

6 Where a member which is a corporation appoints a representative under Section 250D of the Corporations Act, appropriate evidence of the appointment must be produced. A form of Appointment of Corporate Representative is included with this Notice Paper for completion prior to the meeting and presentation at the registration desk on the day of the meeting.

7 The Chairman of the meeting is deemed to be appointed where a signed proxy form is returned which does not contain the name of the proxy or the person appointed on the form is absent.

8 Proxy forms must be received by the Company at its registered office - Level 29, Santos House, 91 King William Street, Adelaide, South Australia 5000, (fax number 08 8218 5950) or at its postal address, G.P.O. Box 2455, Adelaide, South Australia 5001, not less than forty-eight hours before the time for holding the meeting.

9 Where a member appoints an attorney to act on his/her behalf at the meeting, such appointment must be made by power of attorney duly executed by the member and attested by one or more witnesses or if the member is a corporation executed in accordance with Section 127 of the Corporations Act. The power of attorney must be received at the registered office and by the time referred to in paragraph 8 above.

10 Voting instruction:

If you wish to indicate how your proxy holder should vote, please mark the appropriate box/boxes. If in respect of any of the items of business you do not direct your proxy how to vote, you are directing your proxy to vote as he or she decides.

If you mark the abstain box for a particular item you are directing your proxy not to vote on your behalf and your shares will not be counted in computing the required majority on a poll.

Proxies in favour of the Chairman without voting instructions will be exercised at his discretion.

Santos Ltd A

02 MAR 19 AM 8:51



Santos

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Members of Santos Limited will be held in the Auditorium at the Adelaide Town Hall Function Centre, 128 King William Street, Adelaide, South Australia on Tuesday 16 April 2002 at 11.00 am.

ORDINARY BUSINESS

1 To receive and consider the Financial Report for the year ended 31 December 2001 and the reports of the Directors and the Auditors thereon.

2 To re-elect Directors

(i) Mr Peter Charles Barnett retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers himself for re-election.

(ii) Mr Stephen Gerlach retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers himself for re-election.

No other person is eligible as a candidate for election.

The Board has determined in accordance with the Articles of the Company's Constitution and Section 1109N of the Corporations Act that a member's voting entitlement at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at 11.30 a.m. on 14 April, 2002.

By Order of the Board
M G Roberts
Secretary

Level 29, Santos House
91 King William Street
Adelaide
South Australia 5000

1 March 2002